Filed Pursuant to General Instruction II.L of Form F-10
File No. 333-231830

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated July 2, 2019 (the “Base Prospectus”) to which it relates, as amended or supplemented, (this Prospectus Supplement and the Base Prospectus are together the “Prospectus”) and each document deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities. See “Plan of Distribution.”

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Great Panther Mining Limited, Suite 1330, 200 Granville Street, Vancouver, British Columbia, V6C 1S4, telephone: 604-608-1766 (attention: Corporate Secretary),and are also available electronically at www.sedar.com and www.sec.gov.

PROSPECTUS SUPPLEMENT
To the Short Form Base Shelf Prospectus dated July 2, 2019

New Issue	August 2, 2019

US$15,000,000

20,000,000 Common Shares

This Prospectus Supplement, together with the accompanying Base Prospectus, qualifies the distribution of 20,000,000 common shares (the “Offered Shares”) of Great Panther Mining Limited (“Great Panther”, or the “Company”) at a price of US$0.75 per Offered Share (the “Offering Price”) for aggregate gross proceeds of US$15,000,000 (the “Offering”). The Offering is made pursuant to an underwriting agreement (the “Underwriting Agreement”) dated August 2, 2019 among the Company and Cantor Fitzgerald Canada Corporation (“CFCC”), as lead underwriter and sole book-running manager, together with H.C. Wainwright & Co., LLC, as lead manager, and Scotia Capital Inc. and Eight Capital, acting as co-managers (collectively with CFCC, the “Underwriters”), as more fully described under the section entitled “Plan of Distribution” in this Prospectus Supplement. The Offered Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents. H.C. Wainwright & Co., LLC will only be offering the Offered Shares in the United States. Eight Capital will only be offering the Offered Shares in Canada. The Offering is being made concurrently in the United States under the terms of a registration statement on Form F-10 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “U.S. Securities Act”). See “Plan of Distribution”.

The common shares of the Company (the “Common Shares”) are listed on the NYSE American under the symbol “GPL” and on the TSX under the symbol “GPR”. On August 1, 2019, the last reported sale price for the Common Shares on the NYSE American was US$0.88 per Common Share and on the TSX was $1.17 per Common Share.

Price: US$0.75 per Offered Share

	Price	Underwriters’	Net Proceeds
	to the Public	Fee(1)	to the Company(2)

Per Offered Share	US$0.75	US$0.0375	US$0.7125
Total Offering	US$15,000,000	US$750,000	US$14,250,000
______________________________
(1)

Pursuant to the Underwriting Agreement, the Company has agreed to pay the Underwriters a cash fee (the “Underwriters’ Fee”) equal to 5.0% of the aggregate purchase price paid by the Underwriters to the Company per Offered Share, including the sale of any Over-Allotment Shares (as defined herein) sold pursuant to the exercise of the Over-Allotment Option (as defined herein), and reimburse the Underwriters for their expenses in connection with the Offering. See “Plan of Distribution”.

(2)

After deducting the Underwriters’ Fee, but before deducting the expenses of the Offering (including listing fees, legal fees and reimbursement of the Underwriters’ expenses), which are estimated at US$300,000.

The Company granted the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional Offered Shares (the “Over-Allotment Shares”), representing 15% of the number of Offered Shares sold under the Offering. The Over-Allotment Option is exercisable in whole or in part at any time up to 30 days after the date of closing of the Offering. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Company” will be US$17,250,000, US$862,500 and US$16,387,500, respectively. This Prospectus Supplement qualifies the distribution of the Over-Allotment Option and the Over-Allotment Shares. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

The following table sets out the number of securities issuable assuming the exercise in full of the Over-Allotment Option:

	Maximum Size or		Exercise Price or
	Number of Securities	Exercise Period or	Average Acquisition
Underwriters’ Position	Available	Acquisition Date	Price

Over-Allotment Option	3,000,000 Over-Allotment Shares	30 days following closing of the Offering	US$0.75 per Over-Allotment Share

Unless the context otherwise requires, all references to the “Offering” in this Prospectus Supplement shall include the Over-Allotment Option and all references to “Offered Shares” shall include Over-Allotment Shares, as applicable.

The Underwriters, as principals, conditionally offer the Offered Shares subject to prior sale, if, as and when issued by us and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to the approval of certain legal matters on behalf of the Company by McMillan LLP and on behalf of the Underwriters by Stikeman Elliott LLP and Ellenoff Grossman & Schole LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. One or more book entry-only certificates representing the Offered Shares will be issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee or The Depositary Trust Company (“DTC”) and deposited with CDS or DTC on the closing date, which is expected to take place on August 8, 2019, or such later date as may be agreed upon by the Company and the Underwriters but in any event no later than 42 days following the date of filing of this Prospectus Supplement. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased. Subject to applicable laws and in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Company’s Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Offering Price was determined by negotiation between the Company and CFCC, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares.

The Underwriters propose to initially offer either directly, or through their broker-dealer affiliates or agents, the Offered Shares at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to purchasers. Any such reduction will not affect the proceeds received by the Company. See “Plan of Distribution”.

Neither Cantor Fitzgerald & Co., H.C. Wainwright & Co., LLC nor Scotia Capital (USA) Inc. is registered as an investment dealer in any Canadian jurisdiction and, accordingly, they will only sell the Offered Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada.

The Company has applied to list the Offered Shares qualified for distribution by this Prospectus Supplement on the TSX and NYSE American. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and NYSE American.

This Prospectus Supplement should be read in conjunction with and may not be delivered or utilized without the Base Prospectus.

An investment in the Offered Shares involves significant risks. Investors should carefully read the “Risk Factors” section of this Prospectus Supplement beginning on page S- 24, the “Risk Factors” section in the Base Prospectus beginning on page 36 and in the documents incorporated by reference herein and therein.

Prospective investors should rely only on the information contained in or incorporated by reference into the Prospectus. The Company has not authorized anyone to provide prospective investors with different information. The Company is not making an offer of these securities in any jurisdiction where the offer is not permitted. Investors should not assume that the information contained in the Prospectus or incorporated by reference in the Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement or the date of such documents incorporated by reference herein, as applicable.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus Supplement and the Base Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies. The Company’s financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and the Company’s auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the SEC.

Prospective investors should be aware that the acquisition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Investors should read the tax discussion in this Prospectus Supplement and consult with their own tax advisers. See “Certain Material Canadian Federal Income Tax Considerations” and “Certain Material United States Federal Income Tax Considerations” and “Risk Factors”.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the majority of the Company’s officers and directors are not residents of the United States, that the majority of the experts named in the registration statement are not residents of the United States and that a substantial portion of the assets of these persons are located outside the United States.

THE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

All references in this Prospectus Supplement and the Base Prospectus to “dollars” or “$” are to Canadian dollars, unless otherwise stated. References to “US$” are to United States dollars.

The head office and registered office of the Company is located at Suite 1330, 200 Granville Street, Vancouver, British Columbia, V6C 1S4. The Company’s telephone number is 604-608-1766, its facsimile number is 604-608-1768, and the Company’s website can be found at www.greatpanther.com.

Cantor Fitzgerald Canada Corporation
H.C. Wainwright & Co.
Scotia Capital Inc.	Eight Capital

TABLE OF CONTENTS
PROSPECTUS SUPPLEMENT

v

TABLE OF CONTENTS
BASE PROSPECTUS

IMPORTANT NOTICE

        This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and the method of distribution of the Offered Shares and also adds to and updates information contained in the Base Prospectus and the documents that are incorporated by reference into this Prospectus Supplement and the Base Prospectus. The second part is the Base Prospectus which provides more general information. This Prospectus Supplement and the Base Prospectus are together referred to as the Prospectus. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the offering of the Offered Shares. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See “Documents Incorporated by Reference”.

            Great Panther filed the Base Prospectus with the securities commissions in all Canadian provinces other than Québec (the “Canadian Qualifying Jurisdictions”) in order to qualify the offering of the securities described in the Base Prospectus in accordance with NI 44-102. The British Columbia Securities Commission issued a receipt dated July 3, 2019 in respect of the final Base Prospectus as the principal regulatory authority under Multilateral Instrument 11-102 - Passport System, and each of the other commissions in the Canadian Qualifying Jurisdictions is deemed to have issued a receipt under National Policy 11-202 - Process for Prospectus Review in Multiple Jurisdictions.

            The Base Prospectus also forms part of the Registration Statement that the Company filed with the SEC under the Securities Act utilizing the MJDS. The Registration Statement was declared effective by the SEC under the Securities Act on July 5, 2019 (SEC File No. 333-231830). The Registration Statement incorporates the Base Prospectus with certain modifications and deletions permitted by Form F-10. This Prospectus Supplement is being filed by the Company with the SEC in accordance with the instructions to SEC Form F-10.

            Prospective investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Prospectus. If the description of the Offered Shares varies between this Prospectus Supplement and the Base Prospectus, investors should rely on the information in this Prospectus Supplement. To the extent that any statement made in this Prospectus Supplement differs from those in the Base Prospectus, the statements made in the Base Prospectus and the information incorporated by reference and therein are deemed modified or superseded by the statements made by this Prospectus Supplement and the information incorporated by reference herein. Neither the Company nor the Underwriters have authorized any other person to provide investors with additional or different information. If anyone provides prospective investors with any additional, different or inconsistent information, prospective investors should not rely on it.

            Prospective investors should not assume that the information contained in or incorporated by reference in the Prospectus Supplement is accurate as of any date other than the date of the document in which such information appears. The Company’s business, financial condition, results of operations and prospects may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the Base Prospectus and information incorporated by reference herein and therein.

            This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

            Capitalized terms used but not defined herein have the meanings given to those terms in the Base Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

            The following documents (“documents incorporated by reference” or “documents incorporated herein by reference”) that the Company has filed with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, the Base Prospectus as supplemented by this Prospectus Supplement. The Company’s:

(a)	annual information form for the year ended December 31, 2018 dated March 20, 2019 (the “2018 AIF”);

(b)

audited consolidated financial statements together with the notes thereto for the financial years ended December 31, 2018 and 2017, together with the report of the independent registered public accounting firm thereon;

(c)	annual management’s discussion and analysis of financial condition and operations for the financial year ended December 31, 2018 (the “2018 MD&A”);

(d)	unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2019;

(e)	management’s discussion and analysis of financial condition and operations for the three and six months ended June 30, 2019 (the “Q2 2019 MD&A”);

(f)	material change report dated March 14, 2019 regarding the closing of the acquisition of Beadell Resources Limited (“Beadell”);

(g)

material change report dated July 17, 2019 regarding the execution of an At-the Market Offering Agreement dated July 9, 2019 with H.C. Wainwright & Co., LLC and Eight Capital for the sale up of up to US$25 million of common shares (the “ATM Facility”);

(h)	management information circular dated May 16, 2019 distributed in connection with the annual meeting of shareholders held on June 24, 2019;

(i)	business acquisition report dated May 17, 2019 regarding the closing of the acquisition of Beadell (the “Beadell BAR”);

(j)

amendment to the Beadell BAR dated July 2, 2019 filed to include the audit report of KPMG on the audited financial statements of Beadell confirming the completion of the audit in accordance with International Standards on Auditing;

(k)

management information circular dated December 21, 2018 distributed in connection with the special meeting of shareholders held on February 11, 2019 in connection with the acquisition of Beadell, with the exception of (i) Appendix E to the information circular entitled “Information Concerning Beadell Resources Limited” which is not incorporated by reference as it has been superseded by the disclosure in the 2018 AIF and the Beadell BAR (as amended), and (ii) the fairness opinion included in Appendix G; and

(l)	news release dated July 30, 2019 regarding results of exploration at Tucano.

            All documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions filed by the Company with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer after the date of this Prospectus Supplement, and before the termination of the distribution, are also deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus. These documents will include any documents of the type referred to in the preceding paragraph, including all annual information forms, all information circulars, all annual and interim financial statements, all management’s discussion and analysis relating thereto, all material change reports (excluding confidential material change reports, if any), news releases containing financial information for financial periods more recent than the most recent annual or interim financial statements and all business acquisition reports filed by the Company subsequent to the date of this Prospectus Supplement and prior to the termination of the distribution under this Prospectus Supplement.

            To the extent that the Company files any additional prospectus supplements disclosing additional or updated information relating to the distribution of the Offered Shares with securities commissions or similar authorities in the relevant provinces of Canada after the date of this Prospectus Supplement and prior to the sale of all Offered Shares hereunder, such additional prospectus supplements shall be deemed to be incorporated by reference into the Prospectus.

            Further, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that the Company files or furnishes to the SEC after the date of this Prospectus Supplement and prior to the date that all the Offered Shares offered hereby have been sold or this Prospectus Supplement is withdrawn, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part (in the case of documents or information filed or furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein). For certainty, all of the documents and information listed in paragraphs (a) through (l) above, all of which have been filed with or furnished to the SEC as part of filings on Form 40-F or Form 6-K, are hereby incorporated by reference as exhibits to the registration statement of which this Prospectus Supplement forms a part.

            Any statement contained in the Prospectus or in a document (or part thereof) incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement or in the Base Prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Base Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

            Upon the Company filing a new annual information form, annual financial statements and related annual management’s discussion and analysis of financial condition and results of operations with the applicable securities regulatory authority during the period that the Offered Shares may be distributed under the Prospectus (i) the previous annual information form, (ii) the previous annual financial statements , (iv) all previously filed interim financial statements, (v) all previously filed material change reports and (vii) all previously filed business acquisition reports (to the extent such business acquisition reports are incorporated in the Company’s new annual information form), filed prior to the commencement of the financial year in which a new annual information form and annual financial statements are filed, and (viii) any management information circular filed prior to the commencement of the financial year for which a new annual information form and annual financial statements are filed, shall be deemed no longer to be incorporated into the Prospectus for purposes of future offers and sales of Offered Shares hereunder. Upon the Company filing condensed interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations with the applicable securities regulatory authorities during the period that the Offered Shares may distributed under this Prospectus, all previously filed condensed interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new condensed interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into the Prospectus for purposes of future offers and sales of Offered Shares under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that the Offered Shares may be distributed under the Prospectus, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Offered Shares under the Prospectus.

            Information contained on the Company’s website www.greatpanther.com, is not part of the Prospectus, is not incorporated herein by reference and may not be relied upon by investors in connection with an investment in the Offered Shares.

            Copies of the documents incorporated herein by reference may be obtained from the Company upon request without charge from Great Panther Mining Limited, Suite 1330, 200 Granville Street, Vancouver, British Columbia, V6C 1S4, telephone 604-608-1766 (attention: Corporate Secretary), or by accessing Great Panther’s filings on SEDAR through the Internet at www.sedar.com or at the web site of the SEC at www.sec.gov.

SUMMARY OF THE OFFERING

The following is a summary of the principal features of the Offering and is subject to, and should be read together with, the more detailed information, financial data and statements contained elsewhere in, and incorporated by reference into, this Prospectus Supplement and the accompanying Base Prospectus.

Common Shares Offered	20,000,000 Common Shares at an Offering Price of US$0.75 per Offered Share having an aggregate Offering Price of US$15,000,000.

Manner of Offering

The Offering is made pursuant to the Underwriting Agreement dated August 2, 2019 among the Company and the Underwriters. See “Plan of Distribution”, including for details regarding the Underwriters’ Fees

Over-Allotment Option

The Company has granted to the Underwriters an option to purchase up to an additional 3,000,000 Common Shares at the Offering Price (having an offering price of up to US$2,250,000 if the Underwriters exercise the Over-Allotment Option) on the same terms and conditions as the Offering, exercisable in whole or in part and from time to time, for a period of up to 30 days following closing of the Offering to cover over-allotments, if any.

Use of Proceeds

The Company will use the net proceeds of the Offering for (i) near mine and regional exploration programs at the Tucano Gold Mine, (ii) capital expenditures in connection with the Tucano Gold Mine, including optimization initiatives, (iii) payment of 10% of the net proceeds of the Offering to an unsecured lender, and (iv) improvement of the Company’s working capital balances and for general corporate purposes. See “Use of Proceeds”.

Risk Factors

Investing in the Company’s common shares is speculative and involves a high degree of risk. Each prospective investor should carefully consider the risks described under the sections titled “Risk Factors” in this Prospectus Supplement and in the Base Prospectus, and under similar headings in the documents incorporated by reference herein and therein before investing in the Offered Shares.

Listing

The Company has applied to list the Offered Shares qualified for distribution by this Prospectus Supplement on the TSX and NYSE American. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and NYSE American.

Closing	Closing on a T+3 basis, on or about August 8, 2019 or such other date as the Company and CFCC, on behalf of itself and the other Underwriters, mutually agree (the "Closing Date")

Trading symbols	NYSE American: GPL

TSX: GPR

MARKETING MATERIALS

            Any marketing materials are not part of this Prospectus Supplement to the extent that the contents thereof have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials filed with the securities commission or similar authority in each of the provinces of Canada, except Québec, in connection with the Offering after the date of this Prospectus Supplement but prior to the termination of the distribution of the Offered Shares under this Prospectus Supplement (including any amendments to, or an amended version of, any template version of marketing materials) is deemed to be incorporated by reference in this Prospectus Supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

            This Prospectus Supplement and the documents incorporated herein by reference contain certain forward-looking information and forward-looking statements within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements describe the Company’s future plans, strategies, expectations and objectives, and are generally, but not always, identifiable by use of the words “may”, “might”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “forecast”, “budget”, “guidance”, “likely”, “potential”, “outlook”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology.

            Forward-looking statements contained or incorporated by reference into the Prospectus include, without limitation, statements regarding:

Tucano Gold Mine (“Tucano”):

  Expectations regarding production profile for Tucano for the remainder of 2019;

  Expectations regarding the exploration plans and outcomes for Tucano;

  Expectations of significant exploration potential for Tucano, including multiple in-mine and near-mine opportunities with the potential to extend the mine life;

  Expectations regarding capital expenditures at Tucano;

  Expectations regarding cost synergies and operating cost reductions that may be achieved as part of the Company’s optimization initiatives for Tucano;

Guanajuato Mine Complex (“GMC”):

  Expectations that the Company will maintain operations while it continues to compile and submit technical information to the Comisión Nacional del Agua (“CONAGUA”), and while the Company awaits CONAGUA’s review of such information;

  Expectations that the current tailings footprint at GMC can be maintained and can support operations at GMC until at least 2021;

  Expectations that permits associated with the use and expansion of the tailings storage facility (“TSF”) at GMC will be granted in due course and on favourable terms, with no suspension of GMC operations;

  Expectations that additional economic mineral resources (as defined below) are identified at GMC;

  Expectations that the Company will receive any additional water use and discharge permits required to maintain operations at GMC;

  Expectations regarding re-commencing mining operations at the Guanajuato Mine in 2020;

Topia Mine (“Topia”):

  Expectations that permits associated with the use of the TSF at Topia will continue to be granted in due course, with no suspension of Topia operations;

  Expectations regarding the completion of the Phase II TSF at Topia;

  Expectations regarding increasing the processing capacity at Topia in 2020;

  Expectations that the Company will be able to achieve compliance with the voluntary environmental audit program authorized by the Procuraduría Federal de Protección al Ambiente (“PROFEPA”) by January 2020, and that upon completion of the compliance program, further reviews will not lead to future suspensions of operations;

Coricancha Mine Complex (“Coricancha”):

  The expectation that pending proposals for modification of an approved closure plan for Coricancha will conclude with the approval of the Ministry of Energy and Mines (“MEM”), which will also resolve any related fines or penalties;

  Expectations that the restart of Coricancha will occur in 2020;

  Expectations regarding the costs to restart Coricancha;

  Expectations that the Coricancha mine can be restarted and operated on the operating assumptions confirmed by the Bulk Sample Program (as defined below);

  Opportunities relating to optimization of mining at Coricancha, future exploration at Coricancha and the expansion of the mine life for Coricancha indicated under a preliminary economic assessment

  Expectations regarding the reclamation process at Coricancha;

General corporate matters:

  Guidance on the Company’s gold equivalent ounce production for 2019;

  Guidance for cash cost and all-in-sustaining cost (“AISC”) for 2019;

  Guidance for capital expenditures and exploration, evaluation and development expenses for 2019 and beyond for each of the Company’s operating mines and projects;

  Expectations that along with its cash flows generated from mining activities, and its current cash and other net working capital, the Company may require additional sources of capital in the next twelve months to fund capital investments and projects;

  Expectations regarding future debt or equity financings, including any sales under the ATM Facility;

  Expectations regarding access to additional capital to fund additional expansion or development plan and general working capital needs; and

  Expectations in respect of permitting and development activities.

            Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking information are reasonable.

            Key assumptions upon which the Company’s forward-looking information are based include assumptions related to the following:

  the optimization initiatives at Tucano, including the recent installation of the supplemental oxygen system, other plant improvements and the change in mining contractors completed by the previous owner, will facilitate the achievement of production and cost guidance for the mine and the Company;

  Tucano’s production profile is expected to be higher in the second half of the year, when regional weather conditions are generally drier;

  permitting, development and expansion at Tucano, including the preparation of any feasibility studies, proceeding on a basis consistent with current expectations and obtaining of services necessary to operate Tucano, in amounts and at prices to ensure that Tucano can be operated in an efficient manner;

  the impact of the acquisition of Tucano on the Company’s earnings, mineral reserves and mineral resources, estimated enterprise value and growth rate;

  the expected strategic integration opportunities and other synergies as a result of the acquisition of Tucano and the expected financial and other benefits therefrom;

  the general business, social, political and economic conditions;

  the supply and demand for, deliveries of, and the level and volatility of prices of gold, silver, lead and zinc;

  expected exchange rates;

  the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production, and production and productivity levels;

  estimated future capital expenditures and cash flows;

  the continuing availability of water and power resources for operations;

  the accuracy of the interpretation and assumptions used in calculating mineral reserve and resource estimates (as defined below) (including with respect to size, grade and recoverability);

  the accuracy of the information included or implied in the various independently produced and published technical reports;

  the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets;

  the ability to attract and retain skilled staff;

  the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies;

  the ability to secure contracts for the sale of the Company’s products (metals concentrates and doré);

  the execution and outcome of current or future exploration activities;

  the ability of the Company to access additional sources of capital in the next twelve months to refinance certain debt facilities that were previously repaid, fund capital investments and projects (including near mine exploration at Tucano and development plans for Coricancha) and to fund working capital;

  the successful and timely completion of projects, and that such projects are not subject to project delays and cost overruns, or unanticipated excessive operating costs and expenses;

  the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures;

  the ability of contractors to perform their contractual obligations;

  operations are not disrupted by issues such as mechanical failures, labour or social disturbances, illegal occupations and adverse weather conditions;

  financial resources will be sufficient to fund new acquisitions, if any;

  the future plans and expectations for the Company’s properties and operations; and

  the ability to manage legal, labour and environmental liabilities within forecasted amounts.

            Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that may have been used. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, any of which could have a material impact on the Company’s outlook.

            Some of the risks the Company faces and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:

  Tucano may have financing, operational, exploration, development and other risks;

  the mineral reserves and mineral resources at Tucano or any of the Company’s other properties may change when updated in the future;

  changes in commodity prices;

  changes in foreign currency exchange rates;

  acts of foreign governments;

  political risk;

  labour or social unrest;

  community opposition to operating plans or other plans for expansion of operations, including plans to add tailings capacity to support future operations;

  ability to maintain and renew agreements with local communities to support continued operations;

  uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects;

  unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters;

  failure of counterparties to perform their contractual obligations;

  delays in obtaining necessary permits for continuation or extension of operations;

  an unfavourable decision by the MEM with respect to the proposed modification to the Coricancha closure plan;

  adverse results of technical, economic and environmental studies to be completed for Coricancha or any of the Company’s other operations or projects;

  inability to maintain or obtain permits for operations;

  deterioration of general economic conditions, and

  the other risks described in the 2018 AIF and related Form 40-F annual report.

            While the foregoing list of risk factors represents those that management anticipates are the primary risk factors that could cause actual results to vary from those described in forward looking statements, this list should not be considered exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Investors should refer to the section of the Base Prospectus entitled “Risk Factors” for a comprehensive discussion of the risk factors that the Company faces. In addition, investors should refer to the risk factors identified in the 2018 AIF, the 2018 MD&A and the Q2 2019 MD&A. Forward-looking statements or information are statements about the future and are inherently uncertain, and the actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, the risks and uncertainties described above and otherwise contained herein.

            The Company’s forward-looking statements and risk factors are based on the reasonable beliefs, expectations and opinions of management on the date of this Prospectus Supplement. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

            The Company qualifies all the forward-looking statements contained in the Prospectus and the documents incorporated by reference herein and therein by the foregoing cautionary statements.

CANADIAN MINERAL PROPERTY STANDARDS AND RESOURCE ESTIMATES

            As a Canadian issuer, the Company is required to comply with reporting standards in Canada that require that the Company make disclosure regarding its mineral properties, including any estimates of mineral reserves and resources, in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Prospectus Supplement have been prepared in accordance with NI 43-101.

            The Prospectus and the documents incorporated herein by reference use certain technical terms presented below as they are defined in accordance with the CIM Definition Standards on mineral resources and reserves (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Council”), as required by NI 43-101. The following definitions are reproduced from the latest version of the CIM Standards, which were adopted by the CIM Council on May 10, 2014 (the “CIM Definitions”):

Feasibility Study

A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-feasibility Study.

Indicated Mineral Resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Inferred Mineral Resource

That part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an Indicated Mineral Resource and may not be converted to a mineral reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Measured Mineral Resource

That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineral Reserve

The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-feasibility Study or Feasibility Study.

Mineral Resource

A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Modifying Factors

Considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Pre-feasibility Study

A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-feasibility Study is at a lower confidence level than a Feasibility Study.

Probable Mineral Reserve

The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

Proven Mineral Reserve	The economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

            The Prospectus and the documents incorporated by reference also include the term “preliminary economic assessment”, which is defined in NI 43-101 to mean a study that includes an economic analysis of the potential viability of mineral resources, but that does not meet the definition of either a “Pre-feasibility Study” or a “Feasibility Study”, as such terms are defined above.

CAUTIONARY NOTES TO U.S. INVESTORS CONCERNING CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS

            The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934 (the “U.S. Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which will be rescinded following a transition period.

            The SEC Modernization Rules include the adoption of definitions of the following terms, which are substantially similar to the corresponding terms under the CIM Definition Standards presented above under “Canadian Mineral Property Disclosure Standards and Resource Estimates”:

  feasibility study;

  indicated mineral resource;

  inferred mineral resource;

  measured mineral resource;

  mineral reserve;

  mineral resource;

  modifying factors;

  preliminary feasibility study (or pre-feasibility study);

  probable mineral resource; and

  proven mineral reserve.

            As a result of the adoption of the SEC Modernization Rules, the SEC will now recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definitions.

            The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules as the Company is presently a “foreign issuer” under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS between Canada and the United States. Accordingly, the Company anticipates that it will be entitled to continue to provide disclosure on its mineral properties in accordance with NI 43-101 disclosure standards and CIM Definition Standards. If the Company either ceases to be a “foreign issuer” or cease to be entitled to file reports under the MJDS, then the Company will be required to provide disclosure on the Company’s mineral properties under the SEC Modernization Rules, subject to a transition period. Accordingly, United States investors are cautioned that the disclosure that the Company provides on its mineral properties in the Prospectus and under its continuous disclosure obligations under the U.S. Exchange Act may be different from the disclosure that the Company would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign issuer under the SEC Modernization Rules.

            United States investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral resources that the Company may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

            United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not to assume that any part or all of the mineral deposits in these categories would ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports are or will be economically or legally mineable.

            Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

            For the above reasons, information contained in the Prospectus and the documents incorporated by reference herein containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO U.S. READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

            The Company prepares its financial statements in accordance with IFRS, as issued by the IASB, which differs from U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, the financial statements incorporated by reference in the Prospectus Supplement, and in the documents incorporated by reference in this Prospectus Supplement, may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

            Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus Supplement are references to Canadian dollars. References to “$” are to Canadian dollars and references to “U.S. dollars” or “US$” are to United States dollars.

            The following table sets out, for the periods indicated, the high, low, average and end of period rates of exchange of one United States dollar in terms of Canadian dollars published by the Bank of Canada during the respective periods. Rates for periods prior to April 1, 2017 are based on the former Bank of Canada noon rate. Rates for the period from and after April 1, 2017 are based on the daily average exchange rate published by the Bank of Canada.

Noon Rates	Six months ended June 30, 2019	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016

High	1.3600	1.3642	1.3743	1.4589

Low	1.3087	1.2288	1.2128	1.2544

Average	1.3336	1.2957	1.2986	1.3248

Closing	1.3087	1.3642	1.2545	1.3427

            On August 1, 2019, the daily exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = $1.3217.

THE COMPANY

This summary does not contain all the information about the Company that may be important to prospective investors. Investors should read the more detailed information, public filings and financial statements and related notes that are incorporated by reference into and are considered to be a part of this Prospectus Supplement.

            Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the TSX, trading under the symbol GPR, and on the NYSE American, trading under the symbol GPL. The Company has three wholly-owned mining operations including the recently acquired Tucano Gold Mine, which produces gold doré and is located in Amapá State in northern Brazil. In Mexico, Great Panther operates the Topia Mine in the state of Durango and GMC in the state of Guanajuato. GMC comprises the Guanajuato Mine, the San Ignacio Mine (“San Ignacio”), and the Cata processing plant, producing silver and gold concentrate. The Topia Mine produces concentrates containing silver, gold, lead and zinc.

            On March 5, 2019, the Company acquired Beadell, a gold mining company previously listed on the Australian Securities Exchange which owned and operated Tucano. Tucano is part of an extensive set of exploration tenements, which are highly prospective and located in the under-explored ‘Birimian age’ greenstone terrane. The Company believes Tucano has significant potential in-mine and near-mine resource growth opportunities, in addition to multiple tenure-wide exploration targets. Tucano is expected to produce 145,000 to 155,000 ounces of gold in 2019 with ore processed through a primary crusher, SAG mill, ball mill and CIL infrastructure, capable of treating both oxide and sulphide ore. Current combined Proven Mineral Reserves and Probable Mineral Reserves at Tucano are approximately 1.3 million ounces of gold after accounting for depletion since the date of the previous mineral reserve report. There is potential to increase reserve quantity and quality both at surface and underground.

            For 2019, the production plan for GMC is to only source from San Ignacio, while a focused exploration program is undertaken at the Guanajuato Mine where production has been temporarily suspended. The objective of the exploration program is to outline in-situ blocks of higher-grade mineralization and to bring the Guanajuato Mine back into production in 2020.

            At Topia, the Company has commenced a processing plant expansion project to increase plant capacity. However, structural engineering analysis completed in June 2019 determined the need for engineered rehabilitation of the foundation of the plant, specifically the primary ball mill. As a result, the completion date for the plant expansion was revised to the first quarter of 2020. To increase the ore feed for the expanded plant capacity, the Company conducted additional mine development in order to increase mining rates.

            Great Panther also owns Coricancha, a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility. Coricancha is located in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha is on care and maintenance and the Company has made a formal decision to restart the mine, anticipated in 2020.

            In addition, the Company owns several exploration properties which include: El Horcón, Santa Rosa, and Plomo in Mexico, and Argosy in Canada. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

            Additional information on the Company and its recent activities are included in the 2018 AIF, 2018 MD&A, Q2 2019 MD&A and the Beadell BAR (as amended).

Recent Developments

Management Additions

            On July 23, 2019, the Company announced the appointments of Fernando Cornejo as Vice President of Projects & Technical Services and Marcelo Batelochi as Director of Exploration, Brazil. Mr. Cornejo has 20 years of mining industry experience in executive and senior leadership roles. Before joining Great Panther, he served as Vice President, Projects & Technical Services for Aura Minerals Inc. Prior to his role at Aura, he held senior leadership roles with Jacobs Engineering and the SGS Group in Canada, Peru and Mexico. He holds a master’s degree in Chemical Engineering from Ecole Polytechnique de Montréal, a bachelor’s degree in Chemical Engineering from Universidad Nacional de San Agustin Perú, a master certificate in project management from York University, and is a member of the Professional Engineers of Ontario. Fernando is fluent in English, Spanish and Portuguese. Mr. Batelochi has 25 years of experience in geology and mineral exploration in Brazil, including twelve years with Rio Tinto, six years with Ferrous Resources, and four years with Vale. He has served as the Qualified Person on many mining projects in Latin America and has authored numerous NI 43-101 and JORC compliant technical reports. Marcelo holds a bachelor’s degree in geology from the School of Geology at UNESP (São Paulo State University), is a member of the Australasian Institute of Mining and Metallurgy, and has been qualified as a Chartered Professional of Geology and Mineral Resources (Competent Person AusIMM) since 1999. Mr. Batelochi was engaged as a consultant shortly after closing the Tucano acquisition and is transitioning to a permanent member of Great Panther’s team.

Tucano Exploration Program

             On July 30, 2019, the Company announced the first results from its in-mine exploration program at the Tucano Gold Mine.

PLAN OF DISTRIBUTION

            The Offered Shares will be offered in each of the provinces of Canada, except Québec, and in the United States pursuant to the MJDS and, subject to applicable law and the Underwriting Agreement, certain jurisdictions outside of Canada and the United States. Pursuant to the Underwriting Agreement, the Company has agreed to issue and sell and the Underwriters have severally agreed to purchase, as principals, subject to compliance with all necessary legal requirements and the terms and conditions contained in the Underwriting Agreement, a total of 20,000,000 Offered Shares at the Offering Price of US$0.75 per Offered Share, payable in cash to the Company against delivery of such Offered Shares, on the Closing Date. In consideration for their services in connection with the Offering, the Underwriters will be paid the Underwriters’ Fee equal to 5.0% of the gross proceeds of the Offering ($0.0375 per Offered Share, for an aggregate fee payable by the Company of US$750,000, exclusive of any fee payable in respect of the Over-Allotment Shares). The Offering Price was determined by negotiation between the Company and CFCC, on its own behalf and on behalf of the other Underwriters. Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to the Underwriters, and each Underwriter has severally agreed to purchase, at the Offering Price less the Underwriting Fee set forth on the cover page of the Prospectus Supplement, the amount of the Offering listed next to its name in the following table:

Number of Offered Shares
Cantor Fitzgerald Canada Corporation	70%
H.C. Wainwright & Co., LLC	10%
Scotia Capital Inc.	10%
Eight Capital	10%
Total	100%

            Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part at any time up to 30 days after the Closing Date, to purchase up to an additional 3,000,000 Offered Shares at the Offering Price to cover over-allocations, if any, and for market stabilization purposes, on the same terms and conditions as apply to the purchase of Offered Shares thereunder. This Prospectus Supplement qualifies for distribution the Offered Shares as well as the grant of the Over-Allotment Option and the issuance of the Over-Allotment Shares pursuant to the exercise of the Over-Allotment Option.

            A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Shares under the Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

            CFCC and Scotia Capital Inc. are not registered in the United States but may sell Offered Shares in the United States through their U.S. affiliates, Cantor Fitzgerald & Co. and Scotia Capital (USA) Inc., respectively. Each of Cantor Fitzgerald & Co and Scotia Capital (USA) Inc. are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell Offered Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada. H.C. Wainwright & Co., LLC will only be offering the Offered Shares in the United States. Eight Capital will only be offering the Offered Shares in Canada and will not sell, directly or indirectly, any Offered Shares into the United States. Subject to applicable law, the Underwriters may offer to sell the Offered Shares outside of Canada and the United States. In connection with the sale of the Offered Shares in the United States, an Underwriter will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act and the compensation of such Underwriter will be deemed to be underwriting commissions or discounts.

            Certain directors and officers of the Company may purchase Offered Shares under the Offering.

            Pursuant to policies of certain Canadian securities regulatory authorities, the Underwriters may not, throughout the period of distribution under the Offering, bid for or purchase Common Shares for their own accounts or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under Universal Market Integrity Rules for Canadian marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. In the United States, to the extent required by Regulation M under the U.S. Exchange Act, the Underwriters will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this Prospectus Supplement. Subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of the Common Shares, and may cause the price of the Offered Shares to be higher than would otherwise exist in the open market absent such stabilizing activities. As a result, the price of the Offered Shares may be higher than the price that might otherwise exist in the open market. Such transactions, if commenced, may be discontinued at any time.

            The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the proceeds received by the Company.

            The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, and may be terminated at their discretion upon the occurrence of certain events specified in the Underwriting Agreement including standard “litigation out”, “financial out”, “disaster out” “regulatory out” and “material adverse change out” rights of termination.

            The Underwriters are obligated to take up and pay for all the Offered Shares offered by this Prospectus Supplement (not including the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option) if any are purchased under the Underwriting Agreement, subject to certain exceptions. The Company has agreed in the Underwriting Agreement to reimburse the Underwriters for their legal fees and certain other expenses in connection with the Offering, in an amount not to exceed US$185,000 (exclusive of taxes and disbursements).

            The Company has agreed, pursuant to the Underwriting Agreement, to indemnify the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders and agents and each other person, if any, controlling any of the Underwriters or their affiliates and against certain liabilities, including liabilities under Canadian and U.S. securities legislation in certain circumstances or to contribute to payments the Underwriters may have to make because of such liabilities.

            The Company has agreed in the Underwriting Agreement that it shall not issue, negotiate or enter into any agreement to sell or issue, or announce the issue of, any equity securities of the Company for a period of 90 days from the Closing Date, without the prior written consent of CFCC, on behalf of the Underwriters, such consent to not be unreasonably withheld or delayed, other than: (i) pursuant to the grant of options or other equity-based awards (including RSUs and DSUs) pursuant to any equity compensation plan in effect as of the date of the Underwriting Agreement and which is disclosed in this Prospectus or the Base Prospectus; and (ii) the issuance of Common Shares upon the exercise or conversion of any options or warrants or other convertible securities outstanding as of the date of the Underwriting Agreement.

            The Company has agreed to use its reasonable efforts to cause each director and officer of the Company to enter into lock-up agreements in favour of the Underwriters evidencing their agreement not to, for a period of 90 days following the Closing Date, directly or indirectly offer, sell or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to do any of the foregoing, any Common Shares or other securities of the Company held by them, directly or indirectly or under their control or direction, other than as permitted under the terms of the lock-up agreements.

            This Prospectus Supplement and Base Prospectus in electronic format may be made available on the websites maintained by one or more of the Underwriters or their U.S. affiliates participating in the Offering. The Underwriters may agree to allocate a number of Offered Shares to the Underwriters and their U.S. affiliates for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to the Underwriters and their U.S. affiliates that may make Internet distributions on the same basis as other allocations. Other than the Base Prospectus and Prospectus Supplement in electronic format, the information on these websites is not part of this Prospectus Supplement or the registration statement of which this Prospectus Supplement forms a part, has not been approved or endorsed by the Company or any Underwriter in its capacity as underwriter, and should not be relied upon by investors.

            Certain of the Underwriters and their affiliates have provided in the past to the Company and its affiliates, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services to the Company and its affiliates the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. From time to time, certain of the Underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in the Company’s debt or equity securities or loans, and may do so in the future.

            Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about August 8, 2019, which will be the third business day following the pricing of the Offering. Since trades in the stock market generally settle in two business days, purchasers who wish to trade Common Shares prior to the delivery of the Offered Shares hereunder will be required, by virtue of the fact that the Offering will settle three business days following pricing of the Offering, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of the Offered Shares who wish to trade the Offered Shares prior to their date of delivery hereunder should consult their advisors.

Notice to Investors

European Economic Area

            In relation to each Member State of the European Economic Area , no offer of any securities which are the subject of the offering contemplated by this Prospectus has been or will be made to the public in that Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the relevant competent authority in that Member State in accordance with the Prospectus Directive, except that an offer of such securities may be made to the public in that Member State:

  to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;
  to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require the Company or any of the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

            For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in the Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

            The Prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors (as defined in the Prospectus Directive) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the “Order”, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated or caused to be communicated. Each such person is referred to herein as a “Relevant Person”.

            The Prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

            Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) may only be communicated or caused to be communicated in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply. All applicable provisions of the FSMA must be complied with in respect of anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.

Hong Kong

            No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

            The Prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, the Prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that such person is aware of the restriction on offers of the securities described in the Prospectus and the relevant offering documents and that such person is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

            The Offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and an initial purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

            The Prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this Prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

            Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offered Shares under Section 275 of the SFA except:

  to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

  where no consideration is given for the transfer; or

  where the transfer is by operation of law.

USE OF PROCEEDS

            The net proceeds from the Offering after deducting the Underwriters’ Fee and expenses of the Offering in the estimated amount of US$300,000, will be US$13,950,000 (US$16,087,500 if the Over-Allotment Option is exercised).

            The Company intends to use the net proceeds from the Offering as follows:

Use of Proceeds	Amount
Near mine and regional exploration programs at Tucano	US$5.0 million
Tucano capital expenditures, including optimization initiatives	US$5.0 million
Debt repayment to an unsecured creditor (1)	US$1.4 million
Working capital and general corporate purposes	US$2.55 million

(1)

Under the terms of the Amended and Restated Deed of Acknowledgement of Debt, termination and Release of Open Pit Mining Services Contract dated effective March 5, 2019 (the “MACA Agreement”) between the Company, its subsidiaries, Beadell Brasil Limitada and Beadell Resources Ltd., and MACA Mineracao e constucao Civil Limitada and MACA Limited (together, “MACA”), the Company is required to pay to MACA an amount equal to 10% of the proceeds of the Offering, net of direct costs and expenses of undertaking the Offering, including legal, brokerage and advisor fees. The MACA Agreement was negotiated in connection with the acquisition of Beadell and the percentage of proceeds from an offering payable to MACA was reduced to 10% from 30% under the previous agreement with Beadell.

             Although the Company intends to use the proceeds from the Offering as set forth above, the actual allocation of the net proceeds may vary depending on cash generated from operations, future developments and at the discretion of the Company’s board of directors and management. The Company plans to continue to evaluate its needs for additional financing beyond the proceeds of the Offering from time-to-time. The Company will also evaluate, from time-to-time, additional sales of the Company’s common shares under the Company’s ATM Facility in order to improve the Company’s liquidity and working capital position. To the extent that cash flows generated from operations during the third and fourth quarters of 2019 are less than anticipated and the Company does not secure any additional financing or complete sales under the ATM Facility, the Company may determine to use a portion of the net proceeds to repay outstanding debt, including debt payable to MACA under the MACA Agreement, and may use the proceeds for additional working capital needs. Accordingly, management will have significant discretion and flexibility in applying the net proceeds from the sale of the Offered Shares hereunder.

Business Objectives and Milestones

            Great Panther’s business objectives and milestone that it expects to accomplish using the net proceeds of the Offering, as described above, are set out below:

Use of Proceeds	Business Objectives		Timeframe for Completion
Near mine and regional exploration programs at Tucano	•	Short term: Completion of infill drilling program at Tap AB3 and Urucum in-mine targets	Ongoing through to the end of the first half of 2020
	•	Medium term: expansion of near mine mineral resource base at Tucano through the completion of a drilling program focused on Neo/Neo North, Torres/Tap AB South, Urucum North and Urucum East targets.
Tucano capital expenditures, including optimization initiatives	•	Ensuring achievement of production plans at Tucano over the short term	Ongoing through to the end of the first half of 2020
	•	Capital improvements to support production for 2020, including optimization inititives
Debt repayment to an unsecured creditor		Not applicable – required under MACA Agreement	Not Applicable
Working capital and general corporate purposes		(1)	Not Applicable

(1)

The Company incurred a significant decrease in its working capital position following the completion of the acquisition of Beadell due to (i) repayment of Beadell convertible debentures in the amount of $10.5 million, (ii) $6.2 million paid to MACA under the MACA Agreement, and (iii) $5.0 million to repay the Santander Itau facility in full. As a result, the Company had a working capital position of $0.5 million as at June 30, 2019 (which included current debt obligations of approximately $3.5 million that were converted into common shares of the Company subsequent to June 30, 2019). Management considers this level of working capital to be less than sufficient for the Company’s ongoing operations and, as a result, has allocated a portion of the net proceeds of the Offering to increase its working capital position on a going forward basis.

CONSOLIDATED CAPITALIZATION

            The following table sets forth the consolidated capitalization of the Company as at the dates indicated and as adjusted to give effect to the Offering on the share and loan capital of the Company. This table should be read in conjunction with the consolidated financial statements of the Company and the related notes and management’s discussion and analysis of financial condition and results of operations in respect of those statements that are incorporated by reference in the Prospectus.

Description	As at June 30, 2019 Before Giving Effect to the Offering	Pro Forma as at June 30, 2019 After Giving Effect to the Offering assuming No Exercise of the Over- Allotment Option (1))	Pro Forma as at June 30, 2019 After Giving Effect to the Offering assuming Full Exercise of the Over- Allotment Option (1)
In thousands of US $
Assets
Cash and cash equivalents	$ 9,945	$ 22,500	$ 24,424
Liabilities
Current liabilities	$ 88,786	$ 88,786	$ 88,786
Total liabilities	$ 150,684	$ 149,289	$ 149,075
Equity
Share capital	$ 231,984	$ 245,934	$ 248,072
Reserves	$ 21,540	$ 21,540	$ 21,540
Deficit	$ (92,859)	$ (92,859)	$ (92,859)
Total Shareholders’ Equity	$ 160,665	$ 174,615	$ 176,753
Common shares	283,654,665	303,654,665	303,654,665
Options (2)	7,633,713	7,633,713	7,633,713
Restricted share units	1,439,600	1,439,600	1,439,600
Performance-based restricted share units	130,600	130,600	130,600
Deferred share units	375,600	375,600	375,600

(1)

Net proceeds of the Offering, after deduction of the Underwriters’ Fee and expected costs of $300,000, are estimated at $13,950,000, if the Over-Allotment Option is not exercised. Net proceeds of the Offering, after deduction of the Underwriters’ Fee and expenses, are estimated at $16,087,500 if the Over-Allotment Option is exercised.

(2)	Average exercise price of $1.29 per Common Share.

            Material changes in the Company’s share and debt capital, on a consolidated basis, since June 30, 2019, being the date of the Company’s most recently filed unaudited consolidated financial statements incorporated by reference in this Prospectus, are set out in the table below:

  the Company issued 4,513,159 Common Shares pursuant to a conversion of approximately US$3.5 million ($5.0 million Australian dollars) of debts payable to MACA, a creditor of the Company, pursuant to the MACA Agreement.

PRIOR SALES

            The Common Shares and securities convertible into Common Shares that the Company has issued during the 12 month period before the date of the Base Prospectus is set out under the heading “Prior Sales” in the Base Prospectus. During the period between the date of the Base Prospectus and the date of this Prospectus Supplement, the Company has issued the following Common Shares:

Common Shares

Aggregate Number and Type of
Date of Issuance	Securities Issued	Price per Security

July 19, 2019	4,513,159 Common Shares	$1.01 per share

TRADING PRICE AND VOLUME

            The following table sets forth the reported high and low sale prices in Canadian dollars for the Common Shares on the TSX for the monthly periods indicated.

	TSX Price Range ($)
Month	High ($)	Low ($)	Total Volume
August 2018	1.48	1.02	1,082,935
September 2018	1.30	1.05	892,748
October 2018	1.22	0.82	2,238,313
November 2018	0.87	0.70	2,448,202
December 2018	0.98	0.74	2,135,938
January 2019	1.04	0.78	2,575,921
February 2019	1.30	0.92	3,224,161
March 2019	1.58	1.12	4,755,630
April 2019	1.32	1.07	2,614,002
May 2019	1.22	0.81	1,954,280
June 2019	1.17	0.94	3,569,348
July 2019	1.28	0.91	8,007,319
August 1, 2019	1.05	1.18	284,715

            The following table sets forth the reported high and low sale prices in United States dollars for the Common Shares on the NYSE American for the monthly periods indicated.

	NYSE American Price Range (US$)
Month	High (US$)	Low (US$)	Total Volume
August 2018	1.16	0.78	7,243,165
September 2018	1.01	0.80	7,114,614
October 2018	0.94	0.63	11,285,966
November 2018	0.67	0.54	11,728,061
December 2018	0.72	0.55	14,743,905
January 2019	0.79	0.58	13,302,570
February 2019	0.97	0.69	15,016,971
March 2019	1.19	0.84	32,216,014
April 2019	1.00	0.79	14,081,439
May 2019	0.91	0.65	12,293,127
June 2019	0.89	0.71	15,298,733
July 2019	0.98	0.71	27,059,329
August 1, 2019	0.89	0.80	1,169,600

            On August 1, 2019, the closing price of the Company’s Common Shares as reported on the NYSE American was US$0.88 per share and on the TSX was $1.17 per share.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

            The securities to be sold in the Offering consist of Common Shares. The authorized share capital of the Company includes an unlimited number of Common Shares without par value, of which 288,167,824 Common Shares were issued and outstanding as at August 2, 2019.

            Subject to the rights of the holders of the Class A preferred shares and the Class B preferred shares of the Company, holders of Common Shares of the Company are entitled to dividends if, as and when declared by the directors. Holders of Common Shares of the Company are entitled to one vote per common share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of the Class A preferred shares and the Class B preferred shares, holders of Common Shares of the Company are to share rateably in the remaining assets of the Company as are distributable to holders of Common Shares. The Common Shares are not subject to redemption or retraction rights, rights regarding purchase for cancellation or surrender, or any exchange or conversion rights. The Class A preferred shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class A preferred shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company. The Class B preferred shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class B preferred shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company. No Class A preferred shares or Class B preferred shares were issued or outstanding as at August 2, 2019.

RISK FACTORS

            An investment in the Offered Shares is highly speculative and subject to a number of known and unknown risks. Only those persons who can bear the risk of loss of their investment should purchase the Offered Shares.

Investors should consider carefully the risk factors set out herein and contained in and incorporated by reference in the Base Prospectus. Discussions of certain risks affecting the Company in connection with its business are set out under the heading “Risk Factors” in the Base Prospectus as well as in the documents incorporated by reference therein and herein, including, specifically, under the heading “Risk Factors” in the 2018 AIF. Any of the matters highlighted in these risk factors could have a material adverse effect on the Company’s business, results of operations and financial conditions, causing an investor to lose all, or part of, its, his or her investment.

In addition, Great Panther faces the following additional risk factors:

The Offered Shares are subject to price and volume volatility and the market price for the Offered Shares may drop below the price paid.

            Securities markets experience a high level of price and volume volatility, and the market price of securities of many companies experience wide fluctuations, which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Offered Shares, and the price may decline below the purchase price. As a result of this volatility, investors may not be able to sell the Offered Shares at or above their purchase price.

            Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the countries where the Company carries on business and globally, and market perceptions of the attractiveness of particular industries. The price of the Company’s securities is also likely to be significantly affected by short-term changes in commodity prices, precious metal prices or other mineral prices, currency exchange fluctuation and the political environment in the countries in which the Company does business and globally.

            In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the Company’s profitability and reputation.

The Company will have broad discretion as to the use of proceeds from the Offering, and it may not use the proceeds effectively.

            Management will have broad discretion in the application of the net proceeds of the Offering and could spend the net proceeds in ways that do not improve its results of operations or enhance the value of the Offered Shares. Failure to apply the funds effectively could have a material adverse effect on the Company’s business and cause the price of the Offered Shares to decline. In addition, Great Panther may require funds beyond the net proceeds of the Offering in order to achieve its business objectives for 2019, even if all of the Offered Shares offered under the Prospectus are sold. Further, there is no assurance that the Company will be able to complete sales of common shares under the ATM Facility to raise additional funds. If the Company is unable to raise the required funds, it may need to curtail operational activities. There is no assurance that the Company will be able to sell the full amount of the Offered Shares that are offered or otherwise raise these additional funds when required.

Resales of the Company’s common shares in the public market following the completion of this Offering by shareholders may cause the market price of the Company’s common shares to fall.

The issuance by the Company of the Offered Shares in this Offering could result in resales of the Company’s common shares by current shareholders concerned about the potential dilution in their holdings. Sales of substantial amounts of the Company’s common shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s common shares. A decline in the market prices of the Company’s common shares could impair the Company’s ability to raise additional capital through the sale of future additional securities should it desire to do so.

There may be future sales or other dilution of the Company’s equity, which may adversely affect the market price of the Common Shares.

            The Company is generally not restricted from issuing additional Common Shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares. The market price of the Common Shares could decline as a result of sales of Common Shares or securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares after this Offering or the perception that such sales could occur.

The Company does not intend to declare or pay dividends in the foreseeable future.

            The Company has never declared or paid any dividends on its Common Shares. The Company intends, for the foreseeable future, to retain its future earnings, if any, to finance its exploration and development activities and its business. As a result, the return on an investment in Offered Shares will likely depend upon any future appreciation in value, if any, and on a shareholder’s ability to sell Offered Shares. The payment of future dividends, if any, will be reviewed periodically by the Company’s board of directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund its commercial activities, development and growth, and other factors that the Company’s board of directors may consider appropriate in the circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

            The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires, as beneficial owner, the Offered Shares under the Offering and who, for purposes of the Tax Act and at all relevant times, holds the Offered Shares as capital property and deals at arm’s length with (and is not affiliated with) the Company, the Underwriters and any subsequent purchasers of such securities. A holder who meets all of the foregoing requirements is referred to as a “Holder” herein, and this summary only addresses such Holders.

            This summary is not applicable to (i) a Holder that is a “financial institution” as defined in the Tax Act for purposes of the mark-to-market rules in the Tax Act, (ii) a Holder that is a “specified financial institution” as defined in the Tax Act, (iii) a Holder an interest in which is a “tax shelter investment” as defined in the Tax Act, (iv) a Holder that has elected to report its Canadian tax results in a currency other than the Canadian currency, (v) a Holder that has entered into or will enter into a “derivative forward agreement” or “synthetic disposition agreement”, as defined in the Tax Act, with respect to the Offered Shares, or (vi) a Holder that is otherwise of special status or in special circumstances. All such Holders should consult their own tax advisors.

            Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada that is, or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction of series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident for purposes of the “foreign affiliate dumping” rules in the Tax Act. Such Holders should consult their own tax advisors with respect to the consequences of acquiring the Offered Shares.

            This summary is based on the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and our understanding of the current administrative and assessing policies and practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in administrative and assessing policies or practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. All holders (including Holders as defined above) should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances. The discussion below is qualified accordingly.

            This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. All holders (including Non-Resident Holders) should consult their own tax advisors with respect to their particular circumstances.

            Currency Conversion

            In general, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares must be converted into Canadian dollars based on the applicable exchange rate quoted by the Bank of Canada for the relevant day or such other rate of exchange that is acceptable to the CRA.

            Taxation of Resident Holders

            The following portion of this summary applies to Holders (as defined above) who, for the purposes of the Tax Act, are resident or deemed to be resident in Canada at all relevant times (herein, “Resident Holders”) and this portion of the summary only addresses such Resident Holders.

            Dividends

            A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Resident Holder on the Offered Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where the Company validly designates the dividend as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Company to designate any dividend as an “eligible dividend”, and the Company has made no commitments in this regard.

            A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. A corporation that is a “private corporation” (as defined in the Tax Act) or any other corporation controlled (whether because of a beneficial interest in one or more trusts or otherwise) by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares in a year to the extent such dividends are deductible in computing taxable income for the year. Resident Holders that are corporations should consult their own tax advisors regarding their particular circumstances.

            Disposition of Offered Shares

            A Resident Holder who disposes of an Offered Share, or is deemed to dispose of an Offered Share for purposes of the Tax Act, generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less, respectively) than the adjusted cost base to the Resident Holder of such Offered Shares immediately before the disposition or deemed disposition. The taxation of capital gains and losses is generally described below under the heading “Capital Gains and Capital Losses”.

            Capital Gains and Capital Losses

            Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses not so deductible in a particular taxation year may in general terms be carried back to the three preceding taxation years or carried forward to any subsequent taxation year, and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

            The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of an Offered Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Corporations to whom these rules may be relevant should consult their own tax advisors.

            A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including taxable capital gains. Such Resident Holders should consult their own tax advisors.

            Alternative Minimum Tax

            Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust (other than certain specified trusts) may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard.

            Taxation of Non-Resident Holders

            The following portion of this summary is generally applicable to Holders (as defined above) who, for the purposes of the Tax Act and at all relevant times: (i) are not resident or deemed to be resident in Canada, and (ii) do not use or hold, and are not deemed to use or hold, the Offered Shares in, or in the course of carrying on, a business in Canada. Holders who meet all of the foregoing requirements are referred to herein as “Non-Resident Holders”, and this portion of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

            Dividends

            Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is a resident of the United States for purposes of the Treaty and who is fully entitled to the benefits of the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation that beneficially owns at least 10% of the Company’s voting shares). Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under any applicable income tax treaty.

            Disposition of Offered Shares

            A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless the Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty between Canada and the Non-Resident Holder’s jurisdiction of residence.

            Provided the Offered Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX) at the time of disposition, the Offered Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions are satisfied: (i) (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length for purposes of the Tax Act, (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company, AND (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, Offered Shares may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act.

            Non-Resident Holders who may hold Offered Shares as taxable Canadian property should consult their own tax advisors.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

            The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of the Offered Shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of the Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership and disposition of the Offered Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership and disposition of Offered Shares.

            No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

            This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

            For purposes of this summary, the term “U.S. Holder” means a beneficial owner of the Offered Shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

            This summary does not address the U.S. federal income tax considerations of the acquisition, ownership and disposition of the Offered Shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own the Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire the Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold the Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Offered Shares as a result of such income being recognized on an applicable financial statement; or (i) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold the Offered Shares in connection with carrying on a business in Canada; (d) persons whose the Offered Shares constitute “taxable Canadian property” under the Income Tax Act (Canada); or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership and disposition of the Offered Shares.

            If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds the Offered Shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners or participants) of such partnership of the acquisition, ownership and disposition of the Offered Shares generally will depend on the activities of the partnership and the status of such partners (or other owners or participants). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or its owners or participants). Owners or participants of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Offered Shares.

Distributions on the Offered Shares

            Subject to the PFIC (as defined below) rules discussed below (see “Passive Foreign Investment Company Rules”), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Offered Shares (as defined above) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of the Offered Shares” below). However, the Company may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Offered Shares will constitute a dividend. Dividends received on the Offered Shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations. If the Company is eligible for the benefits of the Canada-U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S., dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of the Offered Shares

            Subject to the PFIC rules discussed below (see “Passive Foreign Investment Company Rules”), upon the sale or other taxable disposition of the Offered Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the Offered Shares sold or otherwise disposed of. Any capital gain or loss realized on a sale or other taxable disposition of the Offered Shares will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Offered Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder’s tax basis in the Offered Shares generally will be such U.S. Holder’s U.S. dollar cost for such Offered Shares.

Passive Foreign Investment Company Rules

            If the Company were to constitute a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares. Based on current business plans and financial expectations, the Company expects that it should not be a PFIC for its current tax year and expects that it should not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Offered Shares.

            In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

            The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

            If the Company were a PFIC in any tax year during which a U.S. Holder held Offered Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Offered Shares and with respect to gain from the disposition of Offered Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Offered Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Offered Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Shares ratably over its holding period for the Offered Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

            If the Company were a PFIC for the taxable year in which a dividend is paid or in the preceding taxable year, the dividend would not be eligible for the preferential tax rates applicable to qualified dividends. Special rules also apply to foreign tax credits that a U.S. Holder may claim on a distribution from a PFIC.

            If the Company is a PFIC for any taxable year during which a U.S. Holder holds the Offered Shares, the Company will continue to be treated as a PFIC with respect to such U.S. Holder for any subsequent taxable year in which such U.S. Holder continues to hold the Offered Shares, regardless of whether the Company ceases to be a PFIC in one or more subsequent taxable years. A U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the special rules discussed above) as if such Offered Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

            While there are U.S. federal income tax elections that can sometimes be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

            U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that is also classified as a PFIC.

            Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Foreign Tax Credit

            Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the acquisition, ownership or disposition of the Offered Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

            The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of the Offered Shares, or on the sale or other taxable disposition of the Offered Shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

            Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on IRS Form 8621.

            Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the Offered Shares, and (b) proceeds arising from the sale or other taxable disposition of the Offered Shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from the dividend withholding tax or otherwise eligible for a reduced withholding rate.

            The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

            THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

            Certain legal matters relating to the Offering under this Prospectus Supplement will be passed upon on behalf of the Company by McMillan LLP, as to Canadian and United States legal matters (other than United States Tax Matters). In addition, certain legal matters in connection with the Offering under this Prospectus Supplement will be passed upon on behalf of the Underwriters by Stikeman Elliott LLP, as to Canadian legal matters, and by Ellenoff Grossman & Schole LLP, as to United States legal matters.

INTERESTS OF EXPERTS

            Information regarding certain experts is contained in the Base Prospectus under “Interest of Experts” and remains current as of the date hereof. The following persons prepared or certified a statement described in this Prospectus Supplement or incorporated by reference herein:

  Fernando A. Cornejo, P. Eng., Vice-President Projects and Technical Services for the Company, in respect of the disclosure in the Company’s July 30, 2019 news release;

  Marcelo Batelochi, Director Exploration Brazil for the Company, in respect of the disclosure in the Company’s July 30, 2019 news release.

            Based on information provided by the relevant persons, and except as otherwise disclosed in this Prospectus, none of the persons or companies referred to above has received or will receive any direct or indirect interests in the Company’s property or the property of an associated party or an affiliate of the Company. The Company understands that, after reasonable inquiry and as at the date hereof, the experts listed above as a group, beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares of the Company.

WHERE INVESTORS CAN FIND ADDITIONAL INFORMATION

            This Prospectus Supplement and the Base Prospectus form part of the Registration Statement on Form F-10 that the Company has filed with the SEC. The Prospectus Supplement and the Base Prospectus together do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in the Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, investors should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Investors should refer to the Registration Statement and the exhibits thereto for further information with respect to the Company and its securities.

            The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

            Investors may read the documents that the Company has filed with the SEC’s EDGAR system at www.sec.gov. Investors may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company’s profile on the SEDAR website at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

            The following documents referred to in the Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement on Form F-10 (File No. 333-231830) of which this Prospectus Supplement and the Prospectus forms a part:

(i)	the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the Prospectus;

(ii)	powers of attorney from certain of the Company’s officers and directors;

(iii)	the consent of the Company’s Qualified Persons with respect to its July 30, 2019 news release;

(iv)	the consents of McMillan LLP and Stikeman Elliott LLP; and

(v)	Underwriting Agreement among the Company and the Underwriters.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	July 2, 2019

US$120,000,000
Common Shares
Warrants
Subscription Receipts
Debt Securities
Units

This short-form base shelf prospectus (the “Prospectus”) relates to the offering for sale of common shares (the “Common Shares”), warrants (the “Warrants”) and subscription receipts (the “Subscription Receipts), debt securities (the “Debt Securities”) or any combination of such securities (the “Units”) all of the foregoing, collectively, the “Securities”) by Great Panther Mining Limited (the “Company” or “Great Panther”) from time to time, during the 25-month period that the Prospectus, including any amendments hereto, remains effective, in one or more series or issuances, with a total offering price of the Securities in the aggregate, of up to US$120,000,000. The Securities may be offered in amounts at prices to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”). The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities. One or more securityholders of the Company may also offer and sell Securities under this Prospectus. See “The Selling Securityholders”.

The Company’s outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “GPR” and on the NYSE American under the symbol “GPL”. On July 2, 2019, the last reported sale price for the Company’s Common Shares on the TSX was $1.12 per Common Share and on the NYSE American was US$0.8585 per Common Share.

Investing in the Securities of the Company involves a high degree of risk. You should carefully review the risks outlined in this Prospectus (together with any Prospectus Supplement) and in the documents incorporated by reference in this Prospectus and consider such risks in connection with an investment in such Securities. See “Risk Factors”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies. The Company’s financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and/or the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and its auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the United States Securities and Exchange Commission (“SEC”).

ii

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, the majority of its officers and directors are residents of Canada, none of the experts named in the registration statement are residents of the United States, and all of the assets of said persons are located outside the United States.

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The specific terms of the Securities with respect to a particular offering will be set out in one or more Prospectus Supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of Warrants, the offering price, the designation, number and terms of the Common Shares issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares or Warrants, as the case may be, and any other specific terms; (iv) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption, any exchange or conversion terms, whether the debt is senior, senior subordinated or subordinated, whether the debt is secured or unsecured and any other terms specific to the Debt Securities being offered; and (v) in the case of Units, the designation, number and terms of the Common Shares, Warrants, Subscription Receipts or Debt Securities comprising the Units. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

All information permitted under applicable securities legislation to be omitted from the Prospectus will be contained in one or more Prospectus Supplement(s) that will be delivered to purchasers together with the Prospectus, except in cases where an exemption from such delivery requirements have been obtained. Each Prospectus Supplement will be incorporated by reference into the Prospectus for the purposes of applicable securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Investors should read the Prospectus and any applicable Prospectus Supplement carefully before investing in the Company’s Securities.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdictions. The Company may offer and sell Securities to, or through, underwriters, dealers or selling securityholders, directly to one or more other purchasers, or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities will set forth the names of any underwriters, dealers, agents or selling securityholders involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities, including, to the extent applicable, the proceeds to the Company and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution. In connection with any offering of the Securities, other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation) unless otherwise specified in a Prospectus Supplement, the underwriters or agents may over-allot or effect transactions which stabilize or Maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transaction, if commenced, may be interrupted or discontinued at any time.

iii

No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. See “Plan of Distribution”.

No underwriter has been involved in the preparation of the Prospectus or performed any review of the contents of the Prospectus.

The head and registered office of the Company is located at Suite 1330, 200 Granville Street, Vancouver, British Columbia, V6C 1S4. The Company’s telephone number is 604-608-1766, its facsimile number is 604-608-1768, and the Company’s website can be found at www.greatpanther.com.

GENERAL MATTERS

In this Prospectus, “Great Panther” and the “Company” refers, collectively, to Great Panther Mining Limited and its wholly owned subsidiaries.

ABOUT THIS PROSPECTUS

The Company is a British Columbia company that is a “reporting issuer” under Canadian securities laws in each of the provinces of Canada, except Quebec. In addition, the Company’s common shares are registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s common shares are traded in Canada on the TSX under the symbol “GPR” and in the United States on the NYSE American under the symbol “GPL”.

This Prospectus is a base shelf prospectus that:

•	the Company has filed with the securities commissions in each of the provinces of Canada, except Quebec (the “Canadian Qualifying Jurisdictions”) in order to qualify the offering of the Securities described in this Prospectus in accordance with Canadian National Instrument 44-102 – Shelf Distributions (“NI 44-102”); and

•	forms part of a registration statement on Form F-10 (the “Registration Statement”) (SEC File No. 333-231830) that the Company filed with the SEC under the Securities Act of 1933, as amended (the “U.S. Securities Act”) under the Multilateral Jurisdiction Disclosure System between Canada and the United States (the “MJDS”).

Under this shelf registration process, the Company may sell any combination of the Securities described in this Prospectus in one or more offerings up to a total aggregate initial offering price of US$120,000,000. This Prospectus provides you with a general description of the Securities that the Company may offer. Each time the Company sells Securities under this Prospectus it will provide a Prospectus Supplement that will contain specific information about the terms of that specific offering. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the Prospectus Supplement.

You should rely only on the information contained in or incorporated by reference into this Prospectus and in any applicable Prospectus Supplement. The Company has not authorized anyone to provide you with different information. The Company is not making any offer of these Securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date other than the date on the front of those documents or that any information contained in any document incorporated by reference is accurate as of any date other than the date of that document.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained from the Company upon request without charge from Great Panther Mining Limited, Suite 1330, 200 Granville Street, Vancouver, British Columbia, V6C 1S4, telephone 604-608-1766 (attention: Corporate Secretary), or by accessing the Company’s disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

The following documents (“documents incorporated by reference” or “documents incorporated herein by reference”) have been filed by the Company with various securities commissions or similar authorities in the provinces of Canada in which the Company is a reporting issuer, are specifically incorporated herein by reference and form an integral part of this Prospectus:

1.	the Company’s annual information form for the year ended December 31, 2018 dated March 20, 2019 (the “2018 AIF”);

2.

the Company’s audited consolidated financial statements together with the notes thereto for the financial years ended December 31, 2018 and 2017, together with the report of the independent registered public accounting firm thereon;

3.	the Company’s annual management’s discussion and analysis of financial condition and operations for the financial year ended December 31, 2018 (the “2018 MD&A”);

4.	the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2019;

5.	the Company’s management’s discussion and analysis of financial condition and operations for the three months ended March 31, 2019 (the “Q1 2019 MD&A”);

6.	the Company’s material change report dated March 14, 2019;

7.	the Company’s management information circular dated May 16, 2019 distributed in connection with the annual meeting of shareholders to be held on June 24, 2019;

8.	the Company’s business acquisition report dated May 17, 2019 regarding the closing of the acquisition of Beadell Resources Limited (“Beadell”) completed in March 2019 (the “Beadell BAR”);

9.
the amendment to the Beadell BAR dated July 2, 2019 filed to include the audit report of KPMG on the audited financial statements of Beadell confirming the completion of the audit in accordance with International Standards on Auditing; and

10.
the Company’s management information circular dated December 21, 2018 distributed in connection with the special meeting of shareholders held on February 11, 2019 in connection with the acquisition of Beadell, with the exception of (i) Appendix E to the information circular entitled “Information Concerning Beadell Resources Limited” which is not incorporated by reference as it has been superseded by the disclosure in the 2018 AIF and the Beadell BAR, and (ii) the fairness opinion included in Appendix G.

     In addition, the Company also incorporates by reference into this Prospectus any document of the types referred to in the preceding paragraph, including all annual information forms, all information circulars, all annual and interim financial statements and management’s discussion and analysis relating thereto, all material change reports (excluding confidential material change reports, if any), all business acquisition reports all updated earnings coverage ratio information or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44- 101 – Short Form Prospectus Distributions that are filed by the Company with a securities commission or similar authority in Canada after the date of this Prospectus and prior to the termination of the offering under any Prospectus Supplement. As discussed below, this Prospectus may also expressly update or revise any document incorporated by reference and such document should be deemed so amended or updated hereby.

     In addition, the Company may determine to incorporate into any Prospectus Supplement to this Prospectus, including any Prospectus Supplement that it files in respect of an “at-the-market” offering, any news release that the Company disseminates in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws). In this event, the Company will identify such news release as a “designated news release” for the purposes of the Prospectus in writing on the face page of the version of such news release that the Company files on SEDAR (any such news release, a “Designated News Release”), and any such Designated News Release shall be deemed to be incorporated by reference into the Prospectus Supplement for the offering in respect to which the Prospectus Supplement relates. These documents will be available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com.

     To the extent that any document or information incorporated by reference into the Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of the Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which the Prospectus forms a part. In addition, the Company may incorporate by reference into the Prospectus, or the registration statement of which it forms a part, other information from documents that it files with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), if and to the extent expressly provided therein.

     Upon a new annual information form and related annual financial statements being filed by the Company with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of the Company’s financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon condensed interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all condensed interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new condensed interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of the Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

     All information permitted under applicable securities legislation to be omitted from the Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with the Prospectus, except in cases where an exemption from such delivery requirements has been obtained. A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement. Investors should read the Prospectus and any applicable Prospectus Supplement carefully before investing in the Company’s Securities.

     Any template version of any “marketing materials” (as such term is defined in NI 44-101) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

FORWARD-LOOKING STATEMENTS

     This Prospectus and the documents incorporated herein by reference contain certain forward-looking information and forward-looking statements within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements describe the Company’s future plans, strategies, expectations and objectives, and are generally, but not always, identifiable by use of the words “may”, “might”, “will”, “should”, “could”, “would”, “continue”, “expect”, “anticipate”, “estimate”, “forecast”, “budget”, “guidance”, “likely”, “potential”, “outlook”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology.

     Forward-looking statements contained or incorporated by reference into this Prospectus include, without limitation, statements regarding:

Tucano Gold Mine (“Tucano”):

•	Expectations regarding the exploration plans for Tucano;

•	Expectations of significant exploration potential for Tucano, including multiple in-mine and near-mine opportunities with the potential to extend the mine life;

•	Expectations regarding cost synergies and operating cost reductions that may be achieved following completion of the acquisition of Beadell in March 2019;

Guanajuato Mine Complex (“GMC”):

•	Expectations that the Company will maintain operations while it continues to compile and submit technical information to the Comisión Nacional del Agua (“CONAGUA”), and CONAGUA’s review of such information is expected to continue;

•	Expectations that the current tailings footprint at GMC can be maintained and can support operations at GMCuntil at least 2021;

•	Expectations that permits associated with the use and expansion of the tailings storage facility (“TSF”) at GMC will be granted in due course and on favourable terms, with no suspension of GMC operations;

•	Expectations that additional economic Mineral Resources (as defined below) are identified at GMC;

•	Expectations that the Company will receive any additional water use and discharge permits required to maintain operations at GMC;

Topia Mine (“Topia”):

•	Expectations that permits associated with the use of the TSF at Topia will continue to be granted in due course, with no suspension of Topia operations;

•	Expectations regarding the completion of the Phase II TSF at Topia;

•	Expectations regarding increasing the processing capacity from Topia in 2019;

•	Expectations that the Company will be able to achieve compliance with the voluntary environmental audit program authorized by the Procuraduría Federal de Protección al Ambiente (“PROFEPA”) by January 2020, and that upon completion of the compliance program, further reviews will not lead to future suspensions of operations;

Coricancha Mine Complex (“Coricancha”):

•	The expectation that pending proposals for modification of an approved closure plan for Coricancha will conclude with the approval of the Ministry of Energy and Mines (“MEM”), which will also resolve any related fines or penalties;

•	Expectations regarding the outcome of Coricancha’s bulk sample program (“Bulk Sample Program” or “BSP”);

•	The expectation that the Company anticipates being able to make a decision by the end of July 2019 regarding the restart of Coricancha;

•	Expectations regarding the costs to restart Coricancha and that the Company will be able to successfully restart the mine;

•	Expectations regarding the reclamation process at Coricancha;

General corporate matters:

•	Expectations of the Company’s gold equivalent ounce production for 2019;

•	Guidance for cash cost and all-in-sustaining cost (“AISC”) for 2019;

•	Guidance for capital expenditures and exploration, evaluation and development expenses for 2019 and beyond for each of the Company’s operating mines and projects;

•	Expectations that along with its cash flows generated from mining activities, and its current cash and other net working capital, the Company may require additional sources of capital in the next twelve months to fund capital investments and projects;

•	Expectations regarding access to additional capital to fund additional expansion or development plans; and

•	Expectations in respect of permitting and development activities.

     Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. The Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable.

     Key assumptions upon which the Company’s forward-looking information are based include assumptions related to the following:

•	the optimization measures at Tucano, including the recent installation of the supplemental oxygen system, other plant improvements and the change in mining contractors completed by the previous owner, will facilitate the achievement of production and cost guidance for the mine and the Company;

•	Tucano’s production profile is expected to be higher in the second half of the year, when regional weather conditions are generally dryer;

•	the Company will be able to successfully increase mining and processing capacity at Topia;

•	the Bulk Sample Program to further test the assumptions in the preliminary economic assessment of the Coricancha Mine will be completed;

•	general business, social, political and economic conditions;

•	the supply and demand for, deliveries of, and the level and volatility of prices of gold, silver, lead and zinc;

•	expected exchange rates;

•	the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production, and production and productivity levels;

•	estimated future capital expenditures and cash flows;

•	the continuing availability of water and power resources for operations;

•	adverse weather conditions will not unduly impact operating plans;

•	the accuracy of the interpretation and assumptions used in calculating Mineral Reserve and Resource estimates (as defined below) (including with respect to size, grade and recoverability);

•	the accuracy of the information included or implied in the various independently produced and published technical reports;

•	the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets;

•	the ability to attract and retain skilled staff;

•	the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies;

•	the ability to secure contracts for the sale of the Company’s products (metals concentrates and doré);

•	the execution and outcome of current or future exploration activities;

•	the Company may require additional sources of capital in the next twelve months to fund capital investments and projects (including near mine exploration at Tucano and development plans for Coricancha);

•	the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses;

•	the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures;

•	the ability of contractors to perform their contractual obligations;

•	operations are not disrupted by issues such as mechanical failures, labour or social disturbances, illegal occupations and adverse weather conditions;

•	financial resources will be sufficient to fund new acquisitions, if any;

•	the impact of the acquisition of Beadell on the Company’s earnings, Mineral Reserves and Mineral Resources, estimated enterprise value and growth rate;

•	the expected strategic integration opportunities and other synergies as a result of the acquisition of Beadell and the expected financial and other benefits therefrom;

•	permitting, development and expansion at Tucano, including the preparation of any feasibility studies, proceeding on a basis consistent with current expectations and obtaining of services necessary to operate Tucano, in amounts and at prices to ensure that Tucano can be operated in an efficient manner; and

•	the future plans and expectations for the Company’s properties and operations.

     Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that may have been used. Forward looking statements are also subject to risks and uncertainties facing the Company’s business, any of which could have a material impact on its outlook.

     Some of the risks the Company faces and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:

•	Tucano may have financing, operational, exploration, development and other risks;

•	the Mineral Reserves and Resources of Tucano may change when updated in the future;

•	changes in commodity prices;

•	changes in foreign currency exchange rates;

•	acts of foreign governments;

•	political risk;

•	labor or social unrest;

•	community opposition to operating plans or other plans for expansion of operations, including plans to add tailings capacity to support future operations;

•	ability to maintain and renew agreements with local communities to support continued operations;

•	uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects;

•	unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters;

•	failure of counterparties to perform their contractual obligations;

•	delays in obtaining necessary permits for continuation or extension of operations;

•	an unfavourable decision by the MEM with respect to the proposed modification to the Coricancha reclamation plan;

•	adverse results of the Bulk Sample Program or other technical, economic and environmental studies to be completed for Coricancha or any of the Company’s other operations or projects;

•	inability to maintain or obtain permits for operations;

•	deterioration of general economic conditions, and

•	the other risks described in the Company’s most recent 2018 AIF and related Form 40-F annual report.

     While the effort was made to list the primary risk factors, this list should not be considered exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Investors should refer to the section of this Prospectus entitled “Risk Factors” for a comprehensive discussion of the risk factors that the Company faces. In addition, investors should refer to the risk factors identified in the Company’s 2018 AIF, the Company’s 2018 MD&A and the Company’s Q1 2019 MD&A. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, the risks and uncertainties described above and otherwise contained herein.

     The Company’s forward-looking statements and risk factors are based on the reasonable beliefs, expectations and opinions of management on the date of this Prospectus. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

     The Company qualifies all the forward-looking statements contained in this Prospectus and the documents incorporated by reference herein and therein by the foregoing cautionary statements.

CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS AND RESOURCE ESTIMATES

     As a Canadian issuer, the Company is required to comply with reporting standards in Canada that require that it makes disclosure regarding its mineral properties, including any estimates of Mineral Reserves and Mineral Resources, in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all Mineral Reserve and Resource estimates contained in or incorporated by reference in this Prospectus have been prepared in accordance with NI 43-101.

     This Prospectus uses certain technical terms presented below as they are defined in accordance with the CIM Definition Standards on mineral resources and reserves (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Council”), as required by NI 43-101. The following definitions are reproduced from the latest version of the CIM Standards, which were adopted by the CIM Council on May 10, 2014 (the “CIM Definitions”):

Defined Term	Definition

Feasibility Study
A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

Defined Term	Definition

Indicated Mineral Resource
That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Inferred Mineral Resource
That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and may not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Measured Mineral Resource
That part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineral Reserve
The economically mineable part of a Measured Mineral Resource and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

Defined Term	Definition

Mineral Resource	A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Modifying Factors	Considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Pre-Feasibility Study	A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

Probable Mineral Reserve	The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

Proven Mineral Reserve	The economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

     This Prospectus also uses the term “preliminary economic assessment” (“PEA”), which is defined in NI 43-101 to mean a study that includes an economic analysis of the potential viability of Mineral Resources, but that does not meet the definition of either a Pre-Feasibility Study or a Feasibility Study, as such terms are defined above.

CAUTIONARY NOTES TO UNITED STATES INVESTORS CONCERNING
CANADIAN MINERAL PROPERTY DISCLOSURE STANDARDS

     The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which were rescinded.

     The SEC Modernization Rules include the adoption of definitions of the following terms, which are “substantially similar” to the corresponding terms under the CIM Definition Standards that are presented above under “Canadian Mineral Property Disclosure Standards and Resource Estimates”:

•	Feasibility Study;

•	Indicated Mineral Resource;

•	Inferred Mineral Resource;

•	Measured Mineral Resource;

•	Mineral Reserve;

•	Mineral Resource;

•	Modifying Factors;

•	Preliminary Feasibility Study (or “Pre-Feasibility Study”);

•	Probable Mineral Resource; and

•	Proven Mineral Reserve.

     As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be “substantially similar” to the corresponding CIM Definitions.

     The Company will not be required to provide disclosure on its mineral properties under the SEC Modernization Rules as it is presently a “foreign issuer” under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS between Canada and the United States. Accordingly, the Company anticipates that it will be entitled to continue to provide disclosure on its mineral properties in accordance with NI 43-101 disclosure standards and CIM Definition Standards. However, if the Company either ceases to be a “foreign issuer” or ceases to be able to file reports under the MJDS, then it will be required to provide disclosure on its mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure that the Company provides on its mineral properties in this Prospectus and under its continuous disclosure obligations under the U.S. Exchange Act may be different from the disclosure that the Company would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign issuer under the SEC Modernization Rules.

     United States investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance that any Mineral Resources the Company may report as “Proven Mineral Reserves”, “Probable Mineral Reserves”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” under NI 43-101 would be the same had the Company prepared the Mineral Reserve or Resource estimates under the standards adopted under the SEC Modernization Rules.

     United States investors are also cautioned that while the SEC will now recognize “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of Mineral Resources or into Mineral Reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “Measured Mineral Resources”, “Indicated Mineral Resources”, or “Inferred Mineral Resources” that the Company reports in this Prospectus are or will be economically or legally mineable.

     Further, “Inferred Mineral Resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the Inferred Mineral Resources exist. In accordance with Canadian rules, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

     In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

     For the above reasons, information contained in this Prospectus and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES BETWEEN
UNITED STATES AND CANADIAN FINANCIAL REPORTING PRACTICES

     The Company prepares its financial statements in accordance with IFRS, as issued by the IASB, which differs from U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, the Company’s financial statements incorporated by reference in the Prospectus, and in the documents incorporated by reference in this Prospectus, may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

     Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus are references to Canadian dollars. References to “$” are to Canadian dollars and references to “U.S. dollars” or “US$” are to United States dollars.

     The following table sets, for the periods indicated, the high, low, average and end of period rates of exchange of one United States dollar in terms of Canadian dollars published by the Bank of Canada during the respective periods. Rates for periods prior to April 1, 2017 are based on the former Bank of Canada noon rate. Rates for the period from and after April 1, 2017 are based on the daily average exchange rate published by the Bank of Canada.

Noon Rates	Three months ended March 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
High	1.3600	1.3642	1.3743	1.4589
Low	1.3095	1.2288	1.2128	1.2544
Average	1.3295	1.2957	1.2986	1.3248
Closing	1.3363	1.3642	1.2545	1.3427

On July 2, 2019, the daily exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = $1.3114.

THE COMPANY’S BUSINESS

     This summary does not contain all the information about Great Panther that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference into and are considered to be a part of this Prospectus.

     Great Panther Mining Limited is an intermediate precious metals mining and exploration company listed on the TSX, trading under the symbol GPR, and on the NYSE American, trading under the symbol GPL. The Company has three wholly-owned mining operations including the recently acquired Tucano Gold Mine, which produces gold doré and is located in Amapá State in northern Brazil. In Mexico, Great Panther operates the Topia Mine in the state of Durango and GMC in the state of Guanajuato. GMC comprises the Guanajuato Mine, the San Ignacio Mine (“San Ignacio”), and the Cata processing plant, producing silver and gold concentrate. The Topia Mine produces concentrates containing silver, gold, lead and zinc.

     On March 5, 2019, the Company acquired Beadell, a gold mining company listed on the Australian Securities Exchange that owned and operated the Tucano Gold Mine. Tucano is part of an approximate 2,500 square kilometre land package, which is highly prospective and located in the under-explored ‘Birimian age’ greenstone terrane. The Company believes Tucano has significant high potential in-mine and near-mine resource growth opportunities, in addition to multiple tenure-wide exploration targets. The Tucano Gold Mine is expected to produce 145,000 to 155,000 ounces of gold in calendar 2019 with ore processed through a primary crusher, SAG mill, ball mill and CIL infrastructure, capable of treating both oxide and sulphide ore. Current combined Proven Mineral Reserves and Probable Mineral Reserves at Tucano are approximately 1.3 million ounces of gold after accounting for 2018 production. There is potential to increase reserve quantity and quality both at surface and underground. Tucano’s exploration package is currently comprised of 46 tenements covering an area of approximately 2,350 square kilometres. These tenements are at various stages of advancement from application for exploration license, to exploration license and through to mining concession. [The reduction of the exploration land package from approximately 2,500 square kilometres at the beginning of 2019 reflects the determination of the Company not to proceed with the advancement of two tenements.] See “Risk Factors - Termination of Mining Concessions” below.

     For 2019, the entire production for GMC is being sourced from San Ignacio, while a focused exploration program is underway at the Guanajuato Mine where production has been temporarily suspended. The objective of the exploration program is to outline in-situ blocks of higher-grade mineralization and to bring the Guanajuato Mine back into production in 2020.

     At Topia, the Company has commenced a processing plant expansion project to increase plant capacity to 300 tonnes per day which is expected to be completed by the end of the third quarter of 2019. Additional mine development to accommodate the extra plant capacity was initiated during the first quarter and agreements for the purchase of high-grade ore from neighboring small mines to further augment ore feed to the expanded plant have also been signed.

     Great Panther also owns Coricancha, a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility. Coricancha is located in the central Andes of Peru, approximately 90 kilometres east of Lima, and was acquired by the Company in June 2017. Coricancha was placed on care and maintenance by its previous owner in August 2013, and in July 2018 Great Panther filed a positive PEA in respect of the restart of Coricancha. The Company is currently in the process of completing a Bulk Sample Program to evaluate and confirm assumptions in the PEA. The completion of the BSP and a restart decision is expected in July 2019.

     In addition, the Company owns several exploration properties which include: El Horcón, Santa Rosa, and Plomo in Mexico, and Argosy in Canada. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

     Additional information on the Company and its recent activities are included in the Company’s 2018 AIF, 2018 MD&A, Q1 2019 MD&A and the Beadell BAR (as amended).

THE SELLING SECURITYHOLDERS

     Securities may be sold under this Prospectus by way of secondary offering by or for the account of certain of the Company’s securityholders. The Prospectus Supplement that the Company will file in connection with any offering of Securities by selling securityholders will include the following information:

•	the names of the selling securityholders;

•	the number or amount of Securities owned, controlled or directed of the class being distributed by each selling securityholder;

•	the number or amount of Securities of the class being distributed for the account of each selling securityholder;

•	the number or amount of Securities of any class to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of the Company’s outstanding Securities;

•	whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only; and

•	all other information that is required to be included in the applicable Prospectus Supplement.

USE OF PROCEEDS

     Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including to fund working capital, potential future acquisitions, capital expenditures, and exploration and development expenditures. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

     The Company will not receive any proceeds from any sale of any Securities by any selling securityholders named in any Prospectus Supplement.

     All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

EARNINGS COVERAGE RATIO

     Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement(s) with respect to the issuance of Debt Securities pursuant to this Prospectus.

CONSOLIDATED CAPITALIZATION

     The following summarizes the material changes in the Company’s share and debt capital, on a consolidated basis, since March 31, 2019, being the date of the Company’s most recently filed unaudited consolidated financial statements incorporated by reference in this Prospectus:

•
the Company issued 4,514,172 Common Shares pursuant to a conversion of approximately US$3.6 million ($5.0 million Australian dollars, “A$”) of debts payable to MACA Limited (“MACA”), a creditor of the Company, pursuant to the amended and restated loan agreement entered into between the Company, Beadell, MACA and affiliated entities in connection with the Company’s acquisition of Beadell (the “Amended MACA Loan Agreement”);

•	the Company repaid approximately US$4.3 million (A$6.0 million) of debts payable to MACA, as required under the Amended MACA Loan Agreement;

•	the Company repurchased convertible debentures, formerly owed by Beadell, for an aggregate price of US$10.5 million;

•	the Company entered into an uncommitted gold prepayment facility with Auramet International LLC (“Auramet”). The Company received US$6.4 million from Auramet for its obligation to deliver a total of 5,050 ounces of gold until June 2019;

•
the Company issued a further additional 5,050,475 Common Shares pursuant to a second conversion of approximately US$3.6 million (A$5.0 million) of debts payable to MACA on June 21, 2019 pursuant to the Amended MACA Loan Agreement; and

•
the Company’s Brazilian subsidiary repaid approximately $5.0 million to Santander-Itau, being the balance remaining to be paid on the Santander-Itau facility, in June 2019.  The Santandar-Itau facility has now been repaid in full.

PLAN OF DISTRIBUTION

     The Company may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers designated by it from time to time. The Company may distribute the Securities from time to time in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the times of sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Securities may be sold in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102—Shelf Distributions, including sales made directly on the TSX, NYSE American or other existing trading markets for the Securities. A description of such manner of sale and pricing will be disclosed in the applicable Prospectus Supplement. The Company may offer different classes of Securities in the same offering, or the Company may offer different classes of Securities in separate offerings.

     This Prospectus may also, from time to time, relate to the offering of the Company’s Securities by certain selling securityholders. The selling securityholders may sell all or a portion of the Company’s Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. The Company’s Securities may be sold by the selling securityholders in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the time of the sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices.

     A Prospectus Supplement will describe the terms of each specific offering of Securities, including: (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered; (ii) the name or names of any agents, underwriters or dealers involved in such offering of Securities; (iii) the name or names of any selling securityholders; (iv) the purchase price of the Securities offered thereby and the proceeds to, and the portion of expenses borne by, the Company from the sale of such Securities; (v) any agents’ commission, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and (vi) any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers.

     If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time.

     Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

     In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

     The Securities may also be sold: (i) directly by the Company or the selling securityholders at such prices and upon such terms as agreed to; or (ii) through agents designated by the Company or the selling securityholders from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or selling securityholder to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a “best efforts” basis for the period of its appointment.

     The Company and/or the selling securityholders may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. Agents, underwriters or dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company and/or the selling securityholders to indemnification by the Company and/or the selling securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

     Each class or series of Warrants, Subscription Receipts, Debt Securities and Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, Warrants, Subscription Receipts, Debt Securities or Units will not be listed on any securities or stock exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Warrants, Subscription Receipts, Debt Securities or Units may be sold and purchasers may not be able to resell Warrants, Subscription Receipts, Debt Securities or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Warrants, Subscription Receipts, Debt Securities or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Warrants, Subscription Receipts, Debt Securities or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Warrants, Subscription Receipts, Debt Securities or Units or as to the liquidity of the trading market, if any, for the Warrants, Subscription Receipts, Debt Securities or Units.

     In connection with any offering of Securities, unless otherwise specified in a Prospectus Supplement, underwriters or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of Securities offered at levels other than those which might otherwise prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

     The Securities may be offered under this Prospectus in amounts and at prices to be determined based on market conditions at the time of the sale and such amounts and prices will be set forth in the accompanying Prospectus Supplement. The Securities may be issued alone or in combination and for such consideration determined by the Company’s board of directors.

Common Shares

     The authorized share capital of the Company includes an unlimited number of common shares without par value, of which 283,654,665 common shares were issued and outstanding as at July 2, 2019.

     Subject to the rights of the holders of the Class A preferred shares and the Class B preferred shares of the Company, holders of common shares of the Company are entitled to dividends if, as and when declared by the directors. Holders of common shares of the Company are entitled to one vote per common share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of the Class A preferred shares and the Class B preferred shares, holders of common shares of the Company are to share rateably in the remaining assets of the Company as are distributable to holders of common shares. The common shares are not subject to redemption or retraction rights, rights regarding purchase for cancellation or surrender, or any exchange or conversion rights. The Class A preferred shares rank in priority over common shares and any other shares ranking by their terms junior to the Class A preferred shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company. The Class B preferred shares rank in priority over common shares and any other shares ranking by their terms junior to the Class B preferred shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company. No Class A preferred shares or Class B preferred shares were issued or outstanding as at July 2, 2019.

     Common Shares that may be offered under any Prospectus Supplement may also include Common Shares held by the Company’s existing securityholders.

Warrants

     This section describes the general terms that will apply to any Warrants for the purchase of Common Shares that the Company may offer under this Prospectus by way of a Prospectus Supplement. To the extent required under applicable law, the Company will not offer Warrants for sale unless the applicable Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved, in accordance with applicable laws, for filing by the securities commissions or similar regulatory authorities in each of the jurisdictions where the Warrants will be offered for.

     Subject to the foregoing, the Company may issue Warrants independently or together with other Securities, and Warrants sold with other securities may be attached to or separate from the other Securities. Warrants may be issued directly by the Company to the purchasers thereof or under one or more warrant indentures or warrant agency agreements to be entered into by the Company and one or more banks or trust companies acting as warrant agent. Warrants, like other Securities that may be sold, may be listed on a securities exchange subject to exchange listing requirements and applicable legal requirements.

     This summary of some of the provisions of the Warrants is not complete. Any statements made in the Prospectus relating to any warrant agreement or indenture and Warrants to be issued under the Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. Investors should refer to the warrant indenture or warrant agency agreement relating to the specific Warrants being offered for the complete terms of the Warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering of Warrants will be filed by the Company with the applicable securities regulatory authorities in Canada following its execution.

     The particular terms of each issue of Warrants will be described in the applicable Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	if applicable, the identity of the Warrant agent;

•	whether the Warrants will be listed on any securities exchange;

•	any minimum or maximum subscription amount;

•	the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which, and currency or currencies in which, the Common Shares may be purchased upon exercise of each Warrant;

•	the designation and terms of any securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each security;

•	the date or dates, if any, on or after which the Warrants and the related securities will be transferable separately;

•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Warrants and the Common Shares to be issued upon exercise of the Warrants;

•	any other rights, privileges, restrictions and conditions attaching to the Warrants and the Common Shares to be issued upon exercise of the Warrants;

•	material Canadian and United States federal income tax consequences of owning and exercising the Warrants; and

•	any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

     The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

     Prior to the exercise of any Warrants, holders of Warrants will not have any of the rights of holders of the Common Shares purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.

Subscription Receipts

     This section describes the general terms that will apply to any Subscription Receipts that may be offered by the Company pursuant this Prospectus by way of a Prospectus Supplement. Subscription Receipts may be offered separately or together with Common Shares or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement.

     The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. A copy of the subscription receipt agreement relating to an offering of subscription Receipts will be filed by the Company with the applicable securities regulatory authorities after it has been entered into by the Company. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered;

•	the currency in which the Subscription Receipts will be offered and whether the price is payable in installments;

•	the procedures for the exchange of the Subscription Receipts into Common Shares, Warrants or Units;

•	the number of Common Shares, Warrants or Units that may be issued upon exercise or deemed conversion of each Subscription Receipt;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	conditions to the conversion or exchange of Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	the dates or periods during which the Subscription Receipts may be converted or exchanged;

•	the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically converted or exchanged;

•	provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

•	if applicable, the identity of the Subscription Receipt agent;

•	whether the Subscription Receipts will be listed on any securities exchange;

•	whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms ofthese Securities;

•	any minimum or maximum subscription amount;

•	whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, non- certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Subscription Receipts and the Securities to be issued upon conversion or exchange of the Subscription Receipts;

•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

•	material Canadian and United States income tax consequences of owning or converting or exchanging the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts and the Securities to be issued upon the exchange of the Subscription Receipts.

     The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

     Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the Securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote such underlying securities.

Debt Securities

     The Company may issue Debt Securities (or “Debt Security” in the singular) in one or more series under an indenture (the “Indenture”), to be entered into among the Company and a trustee. The Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). A copy of the form of the Indenture will be filed with the SEC as an exhibit to the Registration Statement of which this Prospectus forms a part. The following description sets forth certain general material terms and provisions of the Debt Securities. If Debt Securities are issued, the Company will describe in the applicable Prospectus Supplement the particular material terms and provisions of any series of the Debt Securities and a description of how the general material terms and provisions described below may apply to that series of the Debt Securities. Prospective investors should read both the Prospectus and the Prospectus Supplement for a complete summary of all material terms relating to a particular series of Debt Securities. Prospective investors should be aware that information in the applicable Prospectus Supplement may update and supersede the following information. Prospective investors also should refer to the Indenture for a complete description of all terms relating to the Debt Securities. The Company will file as exhibits to the Registration Statement, of which this Prospectus is a part, or will incorporate by reference from a report on Form 6-K that the Company furnishes to the SEC, any supplemental indenture describing the terms and conditions of Debt Securities that the Company is offering before the issuance of such Debt Securities. The Company will also file any supplements to the Indenture for any offering of Debt Securities on SEDAR.

     The Company may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

General

     The Indenture will not limit the aggregate principal amount of Debt Securities that the Company may issue under the Indenture and will not limit the amount of other indebtedness that the Company may incur. The Indenture will provide that the Company may issue Debt Securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be unsecured obligations of the Company. The Indenture will also permit the Company to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

     The applicable Prospectus Supplement for any series of Debt Securities that the Company may offer will describe the specific terms of the Debt Securities and may include, but is not limited to, any of the following:

•	the title of the Debt Securities;

•	any limit on the aggregate principal amount of the Debt Securities and, if no limit is specified, the Company will have the right to re-open such series for the issuance of additional Debt Securities from time to time;

•	whether the payment of principal, interest and premium, if any, on the Debt Securities will be the Company’s senior, senior subordinated or subordinated obligations;

•	whether payment of principal, interest and premium, if any, on the Debt Securities will be secured by certain assets of the Company and any applicable guarantors; whether payment of the Debt Securities will be guaranteed by any other person;

•	the date or dates, or the method by which such date or dates will be determined or extended, on which the principal (and premium, if any) of the Debt Securities of the series is payable;

•	the rate or rates at which the Securities of the series shall bear interest, if any, or the method by which such rate or rates shall be determined, whether such interest shall be payable in cash or additional Securities of the same series or shall accrue and increase the aggregate principal amount outstanding of such series, the date or dates from which such interest shall accrue, or the method by which such date or dates shall be determined;

•	the place or places the Company will pay principal, premium and interest, if any, and the place or places where Debt Securities can be presented for registration of transfer, exchange or conversion;

•	whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for taxes with respect to the Debt Securities, and whether and on what terms the Company will have the option to redeem the Debt Securities rather than pay the additional amounts;

•	whether the Company will be obligated to redeem, repay or repurchase the Debt Securities pursuant to any sinking or other provision, or at the option of a holder and the terms and conditions of such redemption, repayment or repurchase;

•	whether the Company may redeem the Debt Securities, in whole or in part, prior to maturity and the terms and conditions of any such redemption;

•	the denominations in which the Company will issue any registered Debt Securities, if other than denominations of US$2,000 and any multiple of US$1,000 and, if other than denominations of US$5,000, the denominations in which any unregistered Debt Security shall be issuable;

•	whether the Company will make payments on the Debt Securities in a currency other than U.S. dollars;

•	whether payments on the Debt Securities will be payable with reference to any index, formula or other method;

•	whether the Company will issue the Debt Securities as global securities and, if so, the identity of the depositary for the global securities;

•	whether the Company will issue the Debt Securities as unregistered securities, registered securities or both;

•	any changes or additions to, or deletions of, events of default or covenants whether or not such events of default or covenants are consistent with the events of default or covenants in the Indenture;

•	the applicability of, and any changes or additions to, the provisions for defeasance described under “Defeasance” below;

•	whether the holders of any series of Debt Securities have special rights if specified events occur;

•	the terms, if any, for any conversion or exchange of the Debt Securities for any other Securities;

•	provisions as to modification, amendment or variation of any rights or terms attaching to the Debt Securities; and

•	any other terms, conditions, rights and preferences (or limitations on such rights and preferences).

     Unless stated otherwise in the applicable Prospectus Supplement, no holder of Debt Securities will have the right to require the Company to repurchase the Debt Securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or if the Company has a change of control.

     The Company may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and may offer and sell the Debt Securities at a discount below their stated principal amount. The Company may also sell any of the Debt Securities for a foreign currency or currency unit, and payments on the Debt Securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable Prospectus Supplement.

     The Company may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, the Company may reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series (unless the reopening was restricted when such series was created).

Guarantees

     The Company’s payment obligations under any series of Debt Securities may be guaranteed by certain of the Company’s direct or indirect subsidiaries. In order to comply with certain registration statement form requirements under U.S. law, these guarantees may in turn be guaranteed by the Company. The terms of such guarantees will be set forth in the applicable Prospectus Supplement.

Ranking and Other Indebtedness

     Unless otherwise indicated in an applicable Prospectus Supplement, and except to the extent prescribed by law, each series of Debt Securities shall be senior, unsubordinated and unsecured obligations of the Company and shall rank pari passu and ratably without preference among themselves and pari passu with all other senior, unsubordinated and unsecured obligations of the Company.

     The Company’s board of directors (“Board”) may establish the extent and manner, if any, to which payment on or in respect of a series of Debt Securities will be senior, senior subordinated or will be subordinated to the prior payment of the Company’s other liabilities and obligations, and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

The Depositary and Book-Entry

     Unless otherwise specified in the applicable Prospectus Supplement, a series of the Debt Securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of or issued in bearer form and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement relating to that series. Unless and until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

     The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in the applicable Prospectus Supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.

     Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

     So long as the depositary for a global security or its nominee is the registered owner of the global security or holder of a global security in bearer form, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or securities registrar will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of the Company, any trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

     Discontinuance of Depositary’s Services

     If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary or, if at any time the depositary for such series shall no longer be registered or in good standing under the Exchange Act, and a successor depositary is not appointed by the Company within 90 days, the Company will issue such series of the Debt Securities in definitive form in exchange for a global security representing such series of the Debt Securities. If an event of default under the Indenture has occurred and is continuing, Debt Securities in definitive form will be printed and delivered upon written request by the holder to the appropriate trustee. In addition, the Company may at any time and in the Company’s sole discretion determine not to have a series of the Debt Securities represented by a global security and, in such event, will issue a series of the Debt Securities in definitive form in exchange for all of the global securities representing that series of Debt Securities.

Debt Securities in Definitive Form

     A series of the Debt Securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of US$2,000 and integral multiples of US$1,000 and unregistered securities will be issuable in denominations of US$5,000 and integral multiples of US$5,000 or, in each case, in such other denominations as may be set out in the terms of the Debt Securities of any particular series. Unless otherwise indicated in the applicable Prospectus Supplement, unregistered securities will have interest coupons attached.

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities in definitive form will be made at the office or agency designated by the Company, or at the Company’s option the Company can pay principal, interest, if any, and premium, if any, by check mailed to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire transfer to an account of persons who meet certain thresholds set out in the Indenture who are entitled to receive payments by wire transfer. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest, if any, will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by the Company.

     At the option of the holder of Debt Securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount. If, but only if, provided in an applicable Prospectus Supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in an applicable Prospectus Supplement, unregistered securities will not be issued in exchange for registered securities.

     The applicable Prospectus Supplement may indicate the places to register a transfer of the Debt Securities in definitive form. Service charges may be payable by the holder for any registration of transfer or exchange of the Debt Securities in definitive form, and the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

           The Company will not be required to:

•	issue, register the transfer of, or exchange any series of the Debt Securities in definitive form, during a period beginning at the opening of 15 days before any selection of securities of that series of the Debt Securities to be redeemed and ending on the relevant date of notice of such redemption, as provided in the Indenture;

•	register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

•	exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption; or

•	issue, register the transfer of or exchange any of the Debt Securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Securities not to be so repaid.

Provision of Financial Information

     The Company will file with the Trustee within 15 days after the Company files the same with the SEC, (i) copies of the annual reports containing audited financial statements and copies of quarterly reports containing unaudited financial statements and (ii) copies of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which the Company may be required to file with or furnish to the SEC pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

     In the event that the Company is not required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, it will continue to file with the SEC and provide the Trustee:

•	within 140 days after the end of each fiscal year, annual reports on Form 20-F, Form 40-F or Form 10-K, as applicable (or any successor form), containing audited financial statements and the other financial information required to be contained therein (or required in such successor form); and

•	within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K or Form 10-Q (or any successor form), containing unaudited financial statements and the other financial information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the TSX, whether or not the Company has any of its securities so listed.

Events of Default

     Unless otherwise specified in the applicable Prospectus Supplement relating to a particular series of Debt Securities, the following is a summary of events which will, with respect to any series of the Debt Securities, constitute an event of default under the Indenture with respect to the Debt Securities of that series:

•	the Company fails to pay principal of, or any premium on any Debt Security of that series when it is due and payable;

•	the Company fails to pay interest payable on any Debt Security of that series when it becomes due and payable, and such default continues for 30 days;

•	the Company fails to make any required sinking fund or analogous payment when due for that series of Debt Securities;

•	the Company fails to observe or perform any of its covenants or agreements in the Indenture that affect or are applicable to the Debt Securities of that series for 90 days after written notice to the Company by the trustees or to the Company and the trustees by holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series;

•	certain events involving the Company’s bankruptcy, insolvency or reorganization; and

•	any other event of default provided for in that series of Debt Securities.

     A default under one series of Debt Securities will not necessarily be a default under another series. A trustee may withhold notice to the holders of the Debt Securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so and so advises the Company in writing.

     If an event of default for any series of Debt Securities occurs and continues, a trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of that series may require the Company to repay immediately:

•	the entire principal and interest of the Debt Securities of the series; or

•	if the Debt Securities are discounted securities, that portion of the principal as is described in the applicable Prospectus Supplement.

     If an event of default relates to events involving the Company’s bankruptcy, insolvency or reorganization, the principal of all Debt Securities will become immediately due and payable without any action by the trustee or any holder.

     Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series can rescind and annul an accelerated payment requirement. If Debt Securities are discounted securities, the applicable Prospectus Supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

     Other than its duties in case of a default, a trustee is not obligated to exercise any of the rights or powers that it will have under the Indenture at the request or direction of any holders, unless the holders offer the trustee reasonable security or indemnity. If they provide this reasonable security or indemnity, the holders of a majority in aggregate principal amount of any series of Debt Securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to a trustee, or exercising any trust or power conferred upon a trustee, for any series of Debt Securities.

     The Company will be required to furnish to the trustees a statement annually as to its compliance with all conditions and covenants under the Indenture and, if the Company is not in compliance, the Company must specify any defaults. The Company will also be required to notify the trustees as soon as practicable upon becoming aware of any event of default.

     No holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

•	the holder has previously given to the trustees written notice of a continuing event of default with respect to the Debt Securities of the affected series;

•	the holders of at least 25% in principal amount of the outstanding Debt Securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustees to institute a proceeding as trustees; and

•	the trustees have failed to institute a proceeding, and have not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the series affected (or in the case of bankruptcy, insolvency or reorganization, all series outstanding) by an event of default a direction inconsistent with the request, within 60 days after receipt of the holders’ notice, request and offer of indemnity.

     However, such above-mentioned limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of the principal of or any premium, if any, or interest on such Debt Security on or after the applicable due date specified in such Debt Security.

Defeasance

     When the Company uses the term “defeasance”, it means discharge from its obligations with respect to any Debt Securities of or within a series under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, if the Company deposits with a trustee cash, government securities or a combination thereof sufficient to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the Debt Securities of a series, then at the Company’s option:

•	the Company will be discharged from the obligations with respect to the Debt Securities of that series; or

•	the Company will no longer be under any obligation to comply with certain restrictive covenants under the Indenture and certain events of default will no longer apply to the Company.

     If this happens, the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and the replacement of lost, stolen, destroyed or mutilated Debt Securities. These holders may look only to the deposited fund for payment on their Debt Securities.

To exercise the defeasance option, the Company must deliver to the trustees:

•	an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

•	an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

•	a certificate of one of the Company’s officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

     If the Company is to be discharged from its obligations with respect to the Debt Securities, and not just from the Company’s covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

     In addition to the delivery of the opinions described above, the following conditions must be met before the Company may exercise its defeasance option:

•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the Debt Securities of the affected series;

•	the Company is not an “insolvent person” within the meaning of applicable bankruptcy and insolvency legislation; and

•	other customary conditions precedent are satisfied.

Modification and Waiver

     Modifications and amendments of the Indenture may be made by the Company and the trustees pursuant to one or more Supplemental Indentures (a “Supplemental Indenture”) with the consent of the holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. However, without the consent of each holder affected, no such modification may:

•	change the stated maturity of the principal of, premium, if any, or any instalment of interest, if any, on any Debt Security;

•	reduce the principal, premium, if any, or rate of interest, if any, or change any obligation of the Company to pay any additional amounts;

•	reduce the amount of principal of a debt security payable upon acceleration of its maturity or the amount provable in bankruptcy;

•	change the place or currency of any payment;

•	affect the holder’s right to require the Company to repurchase the Debt Securities at the holder’s option;

•	impair the right of the holders to institute a suit to enforce their rights to payment;

•	adversely affect any conversion or exchange right related to a series of Debt Securities;

•	reduce the percentage of Debt Securities required to modify the Indenture or to waive compliance with certain provisions of the Indenture; or

•	reduce the percentage in principal amount of outstanding Debt Securities necessary to take certain actions.

     The holders of at least a majority in principal amount of outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as only that series is concerned, past defaults under the Indenture and compliance by the Company with certain restrictive provisions of the Indenture. However, these holders may not waive a default in any payment of principal, premium, if any, or interest on any Debt Security or compliance with a provision that cannot be modified without the consent of each holder affected. The Company may modify the Indenture pursuant to a Supplemental Indenture without the consent of any holders to:

•	evidence its successor under the Indenture;

•	add covenants of the Company or surrender any right or power of the Company for the benefit of holders;

•	add events of default;

•	provide for unregistered securities to become registered securities under the Indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding Debt Securities;

•	establish the forms of the Debt Securities;

•	appoint a successor trustee under the Indenture;

•	add provisions to permit or facilitate the defeasance and discharge of the Debt Securities as long as there is no material adverse effect on the holders;

•	cure any ambiguity, correct or supplement any defective or inconsistent provision or make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding Debt Securities, if any; or

•	change or eliminate any provisions of the Indenture where such change takes effect when there are no Debt Securities outstanding which are entitled to the benefit of those provisions under the Indenture.

Governing Law

     The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

     The Trustee under the Indenture or its affiliates may provide banking and other services to the Company in the ordinary course of their business.

     The Indenture will contain certain limitations on the rights of the Trustee, as long as it or any of its affiliates remains the Company’s creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Trustee and its affiliates will be permitted to engage in other transactions with the Company. If the Trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the Trustee must eliminate the conflict or resign.

Resignation and Removal of Trustee

     A trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor trustee may be appointed to act with respect to such series.

Consent to Jurisdiction and Service

     Under the Indenture, the Company will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the offered Debt Securities or the Indenture that may be instituted in any United States federal or New York state court located in The City of New York, and will submit to such non-exclusive jurisdiction.

Units

     The Company may issue Units comprised of one or more of the other Securities described in the Prospectus in any combination, as described in the applicable Prospectus Supplement. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

     The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable:

•	the number of Units offered;

•	the price or prices, if any, at which the Units will be issued;

•	the currency in which the Units will be offered;

•	the Securities comprising the Units;

•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•	whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Units or the Securities comprising the Units;

•	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

•	any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

     The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

     PRIOR SALES

     During the 12-month period before the date of this Prospectus, the Company has issued Common Shares and securities convertible into Common Shares as follows:

Common Shares

	Aggregate Number and Type of
Date of Issuance	Securities Issued	Price per Security
May 29, 2018	8,900 Common Shares	$0.65
June 11, 2018	2,483 Common Shares	$0.65
June 12, 2018	2,000 Common Shares	$0.65
June 13, 2018	2,733 Common Shares	$0.65
June 14, 2018	50,546 Common Shares	$1.57
June 14, 2018	49,921 Common Shares	$1.57
June 14, 2018	16,666 Common Shares	$0.71
June 21, 2018	12,083 Common Shares	$0.65
June 21, 2018	18,000 Common Shares	$1.31
June 25, 2018	6,800 Common Shares	$0.65
June 27, 2018	7,867 Common Shares	$0.65
June 27, 2018	6,667 Common Shares	$1.31
July 10, 2018	9,716 Common Shares	$1.57

Date of Issuance	Aggregate Number and Type of Securities Issued	Price per Security
July 12, 2018	2,483 Common Shares	$0.65
August 7, 2018	62,500 Common Shares	$0.63
August 7, 2018	33,333 Common Shares	$0.71
September 12, 2018	4,800 Common Shares	$0.65
October 4, 2018	9,364 Common Shares	$1.08
October 4, 2018	20,636 Common Shares	$1.08
October 12, 2018	1,367 Common Shares	$0.65
January 3, 2019	4,000 Common Shares	$0.65
February 11, 2019	231,667 Common Shares	$0.71
February 11, 2019	107,000 Common Shares	$0.71
February 11, 2019	200,000 Common Shares	$0.65
February 11, 2019	250,000 Common Shares	$0.86
March 4, 2019	94,152,030 Common Shares	$1.20
March 4, 2019	483,892 Common Shares	$1.20
March 4, 2019	8,957,121 Common Shares	$1.20
March 13, 2019	6,117 Common Shares	$1.22
March 13, 2019	35,441 Common Shares	$1.45
March 14, 2019	3,583 Common Shares	$0.65
March 14, 2019	3,000 Common Shares	$0.71
March 15, 2019	1,667 Common Shares	$0.65
March 18, 2019	45,492 Common Shares	$1.45
March 19, 2019	33,367 Common Shares	$1.22
March 22, 2019	16,667 Common Shares	$0.71
March 28, 2019	1,667 Common Shares	$0.65
April 2, 2019	4,514,172 Common Shares	$1.05
April 4, 2019	85,000 Common Shares	$0.65
April 8, 2019	307,300 Common Shares	$1.22
June 21, 2019	5,050,475 Common Shares	$0.91

Stock Options

	Aggregate Number and Type of	Exercise Price per
Date of Issuance	Securities Issued	Security
June 15, 2018	1,270,000 options(1)	$1.60
June 15, 2018	64,000 options(2)	$1.60
March 8, 2019	667,000 options(3)	$1.16

	Aggregate Number and Type of	Exercise Price per
Date of Issuance	Securities Issued	Security

March 8, 2019	39,000 options(4)	$1.16

Notes:
(1)	Expiry – June 15, 2023; vesting schedule – 1/6 of the awards vesting on December 15, 2018, and 1/6 of the awards vesting every six months thereafter.
(2)	Expiry – June 15, 2023; vesting schedule – 1/3 of the awards vesting on June 15, 2019, and 1/6 of the awards vesting every six months thereafter.
(3)	Expiry – March 8, 2024; vesting schedule – 1/6 of the awards vesting on June 7, 2019, and 1/6 of the awards vesting every six months thereafter.
(4)	Expiry – March 8, 2024; vesting schedule – 1/3 of the awards vesting on December 7, 2019, and 1/6 of the awards vesting every six months thereafter.

Deferred Share Units (“DSUs”)

	Aggregate Number and Type of
Date of Issuance	Securities Issued	Price per Security
June 15, 2018	132,800 DSUs(1)	$1.60
March 8, 2019	124,200 DSUs(1)	$1.19
March 10, 2019	37,800 DSUs(1)	$1.19

Note:
(1) The DSUs vest immediately on grant date and are settled upon termination of service of the recipient. They have no expiry date.

Restricted Share Units (“RSUs”)

	Aggregate Number and Type of
Date of Issuance	Securities Issued	Price per Security
June 15, 2018	309,100 RSUs(1)	$1.60
June 15, 2018	23,400 RSUs(2)	$1.60
June 15, 2018	30,000 RSUs(3)	$1.60
March 8, 2019	191,550 RSUs(4)	$1.19
March 8, 2019	307,300 RSUs(5)	$1.19
March 8, 2019	14,100 RSUs(6)	$1.19
May 27, 2019	651,000 RSUs(7)	$0.90

Notes:
(1)	Expiry – June 15, 2021; vesting schedule – 1/6 of the awards vesting on December 15, 2018, and 1/6 of the awards vesting every six months thereafter.
(2)	Expiry – June 15, 2021; vesting schedule – 1/3 of the awards vesting on June 15, 2019, and 1/6 of the awards vesting every six months thereafter.
(3)	Fully vested on September 30, 2018.
(4)	Expiry – December 7, 2021; vesting schedule – 1/6 of the awards vesting on June 7, 2019, and 1/6 of the awards vesting every six months thereafter.
(5)	Expiry – June 26, 2019; vesting schedule – immediately on grant date.
(6)	Expiry – December 7, 2021; vesting schedule – 1/3 of the awards vesting on December 7, 2019, and 1/6 of the awards vesting every six months thereafter.
(7)	Expiry – May 27, 2022; vesting schedule – immediately on grant date, subject to a six-month hold period for either the RSUs or common shares settled for the RSUs.

Performance-Based Restricted Share Units (“PSUs”)

	Aggregate Number and Type of
Date of Issuance	Securities Issued	Price per Security

March 8, 2019	130,600 PSUs(1)	$1.19

Note:
(1)	Vesting and expiry date – December 7, 2021, subject to the achievement of certain performance criteria as compared to a peer group of companies, with a multiplier of 0% to 200% as determined by the Board of Directors.

TRADING PRICE AND VOLUME

     The Company’s Common Shares are listed on the TSX under the trading symbol “GPR” and on the NYSE American under the trading symbol “GPL”.

     The following table sets forth the reported high and low sale prices in Canadian dollars for the Common Shares on the TSX for the monthly periods indicated.

	TSX Price Range ($)
Month	High	Low	Total Volume
May 2018	1.68	1.55	862,952
June 2018	1.64	1.50	1,164,883
July 2018	1.53	1.38	1,289,672
August 2018	1.48	1.02	1,082,935
September 2018	1.30	1.05	892,748
October 2018	1.22	0.82	2,238,313
November 2018	0.87	0.70	2,448,202
December 2018	0.98	0.74	2,135,938
January 2019	1.04	0.78	2,575,921
February 2019	1.30	0.92	3,224,161
March 2019	1.58	1.12	4,755,630
April 2019	1.32	1.07	2,614,002
May 2019	1.22	0.81	1,954,280
June 2019	1.17	0.94	9,376,721
July 2, 2019	1.13	1.045	125,179

     The following table sets forth the reported high and low sale prices in United States dollars for the Common Shares on the NYSE American for the monthly periods indicated.

	NYSE American Price Range (US$)
Month	High (US$)	Low (US$)	Total Volume
May 2018	1.32	1.20	6,484,151
June 2018	1.26	1.11	8,145,066

	NYSE American Price Range (US$)
Month	High (US$)	Low (US$)	Total Volume
July 2018	1.17	1.08	8,219,250
August 2018	1.16	0.78	7,243,165
September 2018	1.01	0.80	7,114,614
October 2018	0.94	0.63	11,285,966
November 2018	0.67	0.54	11,728,061
December 2018	0.72	0.55	14,743,905
January 2019	0.79	0.58	13,302,570
February 2019	0.97	0.69	15,016,971
March 2019	1.19	0.84	32,216,014
April 2019	1.00	0.79	14,081,439
May 2019	0.91	0.646	12,293,127
June 2019	0.89	0.71	15,298,733
July 1-2, 2019	0.8661	0.79	1,886,025

     On July 2, 2019, the closing price of the Company’s Common Shares as reported on the NYSE American was US$0.8585 per share and on the TSX was $1.12 per share.

RISK FACTORS

     Investing in Securities of the Company involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Company’s business. Investors should carefully consider the information included or incorporated herein by reference in this Prospectus (including subsequently filed documents incorporated by reference) and the Company’s historical consolidated financial statements and related notes thereto before making an investment decision concerning the Securities. There are various risks that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Company. These risk factors, together with all of the other information included, or incorporated by reference in this Prospectus, including information contained in the section entitled “Forward-Looking Statements” should be carefully reviewed and considered before a decision to invest in the Securities is made. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business. In addition, risks relating to a particular offering of Securities will be set out in a Prospectus Supplement relating to such offering.

     The operations of the Company are characterized by a number of risks inherent to the nature of the mining industry and to the nature of the Company’s business in particular. The following risk factors, as well as other risks discussed in this Prospectus, could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These risks and uncertainties are not the only ones faced by the Company. Additional risks and uncertainties not presently known to management or that management currently consider immaterial may also impair the Company’s business operations. If any of these events actually occur, the Company’s business, prospects, financial condition, cash flows and operating results could be materially harmed. Before deciding to invest in securities of the Company, investors should carefully consider such risks and uncertainties.

Metal and Mineral Prices Are Subject to Dramatic and Unpredictable Fluctuations

     The market prices of precious metals and other minerals are volatile and cannot be controlled. If the prices of precious metals and other minerals drop significantly, the economic prospects of the Company’s operating mines and projects could be significantly reduced or rendered uneconomic. There is no assurance that even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

     The Company has not entered into any hedging arrangements for any of its silver or gold production but has from time to time sought arrangements to price silver and gold content of its production in advance of contractual pricing periods which can be two to three months from the time of shipment. The Company has also occasionally entered into arrangements to pre-sell its production of contained metals for periods of two to three months in advance of production and shipment. The Company may enter into similar arrangements in the future.

Current Global Financial Conditions

     In recent years, global financial markets have experienced increased volatility and global financial conditions have been subject to increased instability. These had a profound impact on the global economy. Many industries, including the mining sector, were impacted by these market conditions. Some of the key impacts of financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. These factors may impact the ability of the Company to obtain equity or debt financing and, if available, to obtain such financing on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations and planned growth could be adversely impacted and the trading price of the securities of the Company may be adversely affected.

Inaccuracies in Production and Cost Estimates

     The Company prepares estimates of future production and future production costs for specific operations. No assurance can be given that these estimates will be achieved. Production and cost estimates are based on, among other things, the following: the accuracy of Mineral Reserve and Resource estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of mineralization, equipment and mechanical availability, labour, the accuracy of estimated rates and costs of mining and processing, forecasts of foreign exchange rates for foreign currencies in which production costs and other expenditures are incurred, and forecasts for by-product metal prices.

     Actual production and costs may vary from estimates for a variety of reasons, including actual mineralization mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors relating to the Company’s Mineral Reserve and Resources, such as the need for sequential development of mineralized zones and the processing of new or different grades of mineralization; and the risks and hazards associated with mining described below under “Mining and Mineral Exploration Have Substantial Operational Risks”. In addition, there can be no assurance that gold and silver recoveries, or other metal recoveries, in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors, including: variability in grade or dilution, metallurgy, labour costs, costs of supplies and services (such as, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

     In addition, estimates of capital costs and operating costs derived from the Tucano Technical Report should be viewed in the context of being estimates based on the mine plan set forth in the Tucano Technical Report. The company anticipates that it may make modifications to the mine plan set forth in the Tucano Technical Report in order to optimize its mine plan for the Tucano Mine as mining progresses and the Company’s understanding of the ore body increases. Accordingly, the Company’s actual capital and operating costs may vary materially from the estimates derived from the Tucano Technical Report.

Extraction Ability May Be Adversely Impacted

     A number of factors can affect the Company’s ability to extract ore efficiently in the quantities that it has budgeted for Topia, GMC and Tucano, including, but not limited to:

•	ground conditions;
•	geotechnical conditions;
•	geological conditions;
•	chemical effects;
•	efficiency; and
•	scheduling.

     These factors may result in a less than optimal operation such as lower throughput or lower recoveries, which may affect the Company’s production schedules or unit costs. Although the Company continually reviews operating data and assesses the risks related to extraction and endeavors to put in place appropriate mitigating measures, there is no assurance that the Company will foresee and/or account for every possible factor that might cause a project to be delayed, which could have an effect on business, results of operations, financial condition of the Company, and on the share price of the Company.

Processing Ability May Be Adversely Impacted

     A number of factors could affect the Company’s ability to process ore in the tonnages budgeted, the quantities of the metals that are recovered and the ability to efficiently handle material in the volumes budgeted for Topia, GMC and Tucano, including, but not limited to:

•	the presence of oversized material at the crushing stage;
•	material showing breakage characteristics different to those planned;
•	material with grades outside of planned grade range;
•	the presence of deleterious materials in ratios different than expected;
•	material drier or wetter than expected, due to natural or environmental effects; and
•	viscosity/density different than expected.

     The occurrence of any of the above could affect the ability of the Company to process the number of ore tonnes planned, recover valuable materials, remove deleterious materials, and produce planned quantities of concentrates or doré. This may result in lower throughput, lower recoveries, more downtime or some combination of all three. While minor issues of this nature are part of normal operations, there is no assurance that unexpected conditions may have an adverse effect on future cash flow, results of operations and financial condition of the Company, and on the share price of the Company.

Equipment Malfunctions

     The Company’s operations for Topia, GMC and Tucano may encounter delays in or losses of production due to delays in the delivery of equipment, key equipment or component malfunctions or breakdowns, damage to equipment through accident or misuse, including potential complete write-off of damaged units, or delays in the delivery or the lack of availability of spare parts, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging and, if not replaced, or through inappropriate use or misuse and may become obsolete. Any one of these factors could adversely impact the operations, profitability and financial condition of the Company.

Uncertainty Regarding Reserve and Resource Estimates

     Only Mineral Resources have been determined for the Company’s Mexican and Peruvian properties, and other than Tucano, no estimate of Mineral Reserves on any property has been completed. Mineral Reserve and Resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated. In making determinations about whether to advance any projects to development, the Company must rely upon estimated calculations as to the Mineral Reserves, Mineral Resources and grades of mineralization on its properties. Until mineralized zones are mined and processed, Mineral Reserves, Mineral Resources and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. The Company cannot assure that:

  the reserve, resource or other mineralization estimates will be accurate; or

  mineralization can be mined or processed profitably.

     Any material changes in Mineral Reserve and Mineral Resource estimates and grades of mineralization will affect the economic viability of a mine or a project and its return on capital. The Company’s Mineral Resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver, zinc and lead may render portions of the Company’s mineralization uneconomic and result in reduced reported Mineral Reserves and Mineral Resources.

     Any material reductions in estimates of Mineral Resources, or of the Company’s ability to extract such Mineral Resources, could have a material adverse effect on the Company’s results of operations or financial condition. The Company cannot assure that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

Production Decisions Made Without Identified Mineral Reserve Estimates

     There are no current estimates of Mineral Reserves for the Company’s Mexican mines. The Company made decisions to enter into production at Topia, the Guanajuato Mine and San Ignacio without having completed final feasibility studies. Accordingly, the Company did not base its production decisions on any feasibility studies of Mineral Reserves demonstrating economic and technical viability of the mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Company’s Mexican mines or the costs of such recovery. As the Company’s Mexican mines do not have established Mineral Reserves, the Company faces higher risks that anticipated rates of production and production costs will be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve or maintain profitable operations.

     In addition, there are no established estimates of Mineral Reserves at the Company’s Coricancha mine for which the Company is currently evaluating a restart of operations, and it not expected that any Mineral Reserve estimates will be available when the Company expects to make a decision.

Sufficiency of Current Capital and Ability to Obtain Financing

     The further exploitation, development and exploration of mineral properties in which the Company holds interests or which the Company acquires may depend upon its ability to obtain financing through equity financing and/or debt financing, to enter into joint venture arrangements or to obtain other means of financing. There is no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile precious metals markets may make it difficult or impossible for the Company to obtain financing on favourable terms, or at all.

     As at March 31, 2019, the Company had approximately US$41 million of cash and short-term deposits.

     In April 2019, the Company paid US$10.5 million to settle convertible debentures assumed in the acquisition of Beadell pursuant to a change of control right on the part of the convertible debenture holders. Also, as a result of the acquisition of Beadell, the Company has made repayments subsequent to March 31, 2019 in the amount of US$7.8 million in connection with an amended credit agreement with MACA, of which approximately US$3.6 million was repaid by way of issuance of 4,514,172 common shares of the Company and US$4.2 million in cash. Although the Company had sufficient capital to settle the convertible debentures and the repayments to MACA, and currently projects positive operating cash flows, the Company expects that it will require further financing in the next 12 months to fund capital investments and projects (including near-mine exploration at Tucano and development plans for Coricancha).

     Of US$55 million of current borrowings at March 31, 2019, US$18 million has been repaid at the date of this Prospectus and there are approximately US$37 million of repayments due in the next 12 months. The Company has previously stated its objective to grow by acquisition, which has now been met with the acquisition of Tucano. In the near term, the Company will be focused on the integration of Tucano and its plans for Coricancha and does not plan to pursue any further acquisitions at this time.

The Company May Experience Negative Cash Flows from Operations

     While the Company generated positive cash flows from operations during the year ended December 31, 2018, the Company experienced negative cash flows from operations during the three months ended March 31, 2019 and may experience negative cash flows from operations in future financial periods. To the extent that negative cash flows are experienced, the Company may require additional debt or equity financing in order to maintain its desired working capital position moving forward. The Company may determine to conduct future offerings of debt or equity financings that may be qualified by a future Prospectus Supplement to this Prospectus to raise funds for its working capital requirements. To the extent that any proceeds are to be raised to fund a shortfall resulting from negative cash flows from operations, this will be disclosed in the Use of Proceeds section of the applicable Prospectus Supplement.

Mining and Mineral Exploration Have Substantial Operational Risks

      Mining and mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include but are not limited to:

  major or catastrophic equipment failures;

  mine failures and slope failures;

  failure of tailings facilities;

  ground fall and cave-ins;

  deleterious elements materializing in the mined Mineral Reserves and Resources;

  environmental hazards;

  industrial accidents and explosions;

  encountering unusual or unexpected geological formations;

  labour shortages or strikes;

  acceptance by local communities or changes in attitudes of these communities;

  civil disobedience and protests; and

  natural phenomena such as inclement weather conditions, floods, droughts, rockslides and earthquakes.

     These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses, loss of or suspension of permits as a result of regulatory action, reputational damage and other liabilities. The nature of these risks is such that liabilities could exceed policy limits of the Company’s insurance coverage, in which case, the Company could incur significant costs that could prevent profitable operations.

Political Risk and Government Regulations

     The Company’s mining, exploration and development activities are focused in Brazil, Mexico and Peru, and are subject to national and local laws and regulations governing prospects, taxes, labour standards, occupational health, land use, environmental protection, mine safety and others which currently or in the future may have a substantial adverse impact on the Company. To comply with applicable laws, the Company may be required to make significant capital or operating expenditures. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Company, the extent of which cannot be reasonably predicted. Violators may be required to compensate those suffering loss or damage by reason of the Company’s mining activities and may be fined if convicted of an offence under such legislation.

     Mining and exploration activities in the countries where the Company operates may be affected in varying degrees by political instabilities and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect the business. Operations may also be affected to varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. The status of Brazil, Mexico and Peru as developing countries may make it more difficult for the Company to obtain any required financing for projects. The effect of all these factors cannot be accurately predicted. Notwithstanding the progress achieved in improving Brazilian, Mexican and Peruvian political institutions and in revitalizing their economies, the present administrations or any successor governments may not be able to sustain the progress achieved. The Company does not carry political risk insurance.

Risks Associated with Obtaining and Complying with Tailings and Other Permits

     The Company’s operations are subject to obtaining and maintaining permits (including environmental permits) from appropriate governmental authorities. There is no assurance that necessary permits will be obtained or that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, or additional permits for any possible future changes to operations, or additional permits associated with new legislation. Additionally, it is possible that previously issued permits may become suspended for a variety of reasons, including through government or court action.

     There can be no assurance that the Company will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular property.

     The Company has been advised by CONAGUA, the Mexican federal agency responsible for water administration, that the Company is required to make applications for permits associated with the occupation and construction of the TSF at GMC. Subsequently, the Company filed its applications and CONAGUA officials carried out an inspection of the TSF and requested further technical information, which the Company submitted in December 2017. CONAGUA responded in February 2019 requesting additional technical information. The Company is currently reviewing the request and expects to provide a response within the required timeline. The duration and success of efforts to obtain the tailings permits are contingent upon many variables not within the Company’s control. The Company cannot assure that the tailings permits will be obtained or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, would adversely affect the Company’s ability to continue operating or expand the TSF at GMC and could result in a halt of mining operations at GMC, each of which could adversely affect the Company’s results of operations.

     The Company has also determined that it may require additional water use and discharge permits for its operations at GMC, particularly during periods of excessive drought. CONAGUA has not required any additional permits to date, and the Company believes that it will be able to address or mitigate the need for any necessary water discharge and use permits without any impact to its operations but cannot provide complete assurance that there is no risk in this regard.

     In July 2017, the Company submitted to the Mexican environmental permitting authority, Secretaría del Medio Ambiente y Recursos Naturales ("SEMARNAT"), an amendment to the Environmental Impact Statement requesting an expansion of GMC’s existing TSF, and subsequently provided further information to the SEMARNAT as requested. This request is under review by the regulator, and if approved, will satisfy a requirement by CONAGUA for the processing of permits noted above. The Company believes its current tailings footprint can be maintained and can support operations at GMC until at least 2021. Based on its meetings and other communication with the authorities, the Company believes that it will be able to obtain all the above noted permits, with no suspension of operations at GMC. However, the Company cannot assure that the tailings permits will be obtained or renewed on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the issuance of permits on unfavourable terms or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, could limit the ability of the Company to expand the TSF and could adversely affect the Company’s ability to continue operating at GMC. In either case, the Company’s results of operations could be adversely affected.

     At Tucano, the Company’s TSF is an engineered structure featuring a downstream construction method, classified in the low risk category, however associated potential damage is considered as high, according to the risk matrix from the Agencia Nacional de Mineração (“ANM”), the national mining agency in Brazil. As per ANM’s request, measures to remove all mine-related structures, such as offices, workshops, restaurants and other support buildings, that were located downstream from the TSF have been completed.

Risks Associated with Topia Tailings Expansion and Permitting

     In December 2017, SEMARNAT granted all permits for the construction and operation of Phase II of the Topia TSF, which is a dry stack operation using filter cake. The deposition includes stacking and compaction of the material. While detailed design and engineering of the under drainage of the lower bench of Phase II is underway, the Company is utilizing the upper bench of Phase II for the deposition of dry stack tailings and expects to continue to do so throughout 2019. Phase I of the TSF was closed and contoured during 2018. Based upon recommendations from an independent third party, an additional three instrumentation stations in the footprint of the TSF will be put in place in 2019 for the purposes of continuous monitoring. The independent third party will continue to perform an annual review of Phase I, as well as conduct geotechnical reviews and provide design considerations for Phase II. Furthermore, the planned capacity of the Phase II TSF is not sufficient to handle the processing of Topia’s current Measured and Indicated Resources, which will necessitate one or more further expansions, which are presently under evaluation. There are risks associated with future expansions including, but not limited to, identifying and procuring suitable sites, and obtaining the necessary permits for construction and operation.

     Reviews by the regulatory authorities dating back to 2015, coupled with permitting work undertaken by the Company in connection with the expansion of the Topia TSF, have led to a broader review by the Mexican environmental compliance authority, PROFEPA and by the Company of the permitting status for all of Topia operations, environmental compliance (including the historical tailings dating back to periods prior to Great Panther’s ownership) and a clarification of land titles. Devised as a cooperative management strategy, the Topia Mine was accepted into a voluntary environmental audit program supported by PROFEPA which commenced during the second quarter of 2017. The Company is working on a compliance program authorized by PROFEPA to address the audit findings and has until January 2020 to complete this. This compliance program includes remediation, and technical reviews as defined by the audit. Progress updates will be submitted to PROFEPA for further review. The Company anticipates that it will be able to achieve full compliance; however, the Company cannot provide complete assurance that upon completion of the compliance program further reviews will not lead to future suspensions of operations.

Factors Beyond the Company’s Control

     There are a number of factors beyond the Company’s control. These factors include, but are not limited to, changes in government regulation, political changes, high levels of volatility in metal prices, availability of markets, availability of adequate transportation and smelting facilities, availability of capital, environmental and social factors, acts of nature, catastrophic risks, and amendments to existing taxes and royalties. These factors and their effects cannot be accurately predicted.

Environmental and Health and Safety Risks

     The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time. There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations, and a breach of any such regulation may result in the imposition of fines and penalties.

     Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trends towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of the Company’s operations.

     Exploration activities and/or the pursuit of commercial production of the Company’s mineral claims may be subject to an environmental review process under environmental assessment legislation. Compliance with an environmental review process may be costly and may delay commercial production. Furthermore, there is the possibility that the Company would not be able to proceed with commercial production upon completion of the environmental review process if government authorities do not approve the proposed mine, or if the costs of compliance with government regulation adversely affect the commercial viability of the proposed mine.

     The development and operation of a mine involves significant risks to personnel from accidents or catastrophes such as fires, explosions or collapses. These risks could result in damage or destruction of mineral properties, production facilities, casualties, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. The Company may be materially adversely affected if it incurs losses related to any significant events that are not covered by its insurance policies.

     The Company has safety programs in place and continues to pursue further improvements on an ongoing basis. Safety meetings with employees and contractors are held on a regular basis to reinforce standards and practices. However, there is no assurance that safety incidents will not be experienced in the future, or that operations might not be materially affected by their occurrence. Further, a safety incident could have an adverse effect on the Company’s financial condition, liquidity or results of operations, and may result in the imposition of fines and penalties.

Risks Which Cannot Be Insured

     The Company maintains appropriate insurance for liability and property damage; however, the Company may be subject to liability for hazards that cannot be insured against, which if such liabilities arise, could impact profitability and result in a decline in the value of the Company’s securities. The Company’s operations may involve the use of dangerous and hazardous substances; however, extensive measures are taken to prevent discharges of pollutants in the ground water and the environment. Although the Company will maintain appropriate insurance for liability and property damage in connection with its business, the Company may become subject to liability for hazards that cannot be insured against or which the Company may elect not to insure itself against due to high premium costs or other reasons. In the course of mining and exploration of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes, may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.

Risk of Secure Title of Property Interest

     There can be no assurance that title to any property interest acquired by the Company or any of its subsidiaries is secured. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

     In the jurisdictions in which the Company operates, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions in such jurisdictions must agree with surface land-owners on compensation in respect of mining activities conducted on such land.

Unauthorized Mining

     The mining industries in Brazil and Mexico are subject to incursions by illegal miners (“garimperos” in Brazil or “lupios” in Mexico) who gain unauthorized access to mines to steal mineralized material generally by manual mining methods. The Company has experienced such incursions, including an incident in the first quarter of 2014 at GMC which resulted in both a significant financial loss to the Company and a material impact to the Company’s operations. These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages and impact the Company’s ability to meet production goals. In addition to the risk of losses and disruptions, these illegal miners pose safety, security and environmental risks. The Company has taken security measures at its sites to address this issue and ensure the safety and security of its employees, contractors and assets. However, the Company cannot completely guard against activities of illegal miners.

     Commercialization Risk of Development and Exploration Stage Properties and Ability to Acquire Additional Commercially Mineable Mineral Rights

     The Company’s primary mineral properties in Mexico, Topia and the Guanajuato Mine, have been in the production stage for more than ten years under the ownership of the Company, and have generated positive cash flow from operating activities. However, the commercial viability of these mines was not established by a Feasibility Study or preliminary economic assessment but through knowledge and analysis of historical production. Similarly, San Ignacio commenced production in 2014 and has generated positive cash flow from operating activities; however, the commercial viability of this mine was not established by a Feasibility Study or PEA. Coricancha was a past producing mine that is currently on care and maintenance and for which the Company is currently undertaking a BSP to evaluate the assumptions in the PEA prepared in 2018 in respect of a restart of the mine. There is no assurance that the Company’s evaluation efforts will be sufficient to bring Coricancha into production.

     Mineral exploration and development involve a high degree of risk. There is no assurance that a decision to restart Coricancha will result in a commercially viable mine. There is no assurance that the Company’s other exploration plans and endeavors will yield sufficient Mineral Reserves or Mineral Resources that result in commercially viable operations.

     Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of Mineral Reserves will be realized or that any identified mineral deposit will ever qualify as mineable. Estimates of Mineral Reserves and Resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, social dynamics in local communities, negotiations with land-owners, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

     Material changes in commodity prices, Mineral Resources, grades, dilution or recovery rates, or other project parameters may affect the economic viability of any project. The Company’s future growth and productivity will depend, in part, on the ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration and development are highly speculative in nature and frequently non-productive. Substantial expenditures are required to:

  establish Mineral Reserves and Resources through drilling and metallurgical and other testing techniques;

  determine metal content and metallurgical recovery processes to extract metal from the ore;

  evaluate the economic feasibility; and

  construct, renovate, expand or modify mining and processing facilities.

     In addition, if potentially economic mineralization is discovered, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional commercially mineable properties.

     Development projects usually have no operating history upon which to base estimates of future cash flow. Estimates of Proven Mineral Reserves and Probable Mineral Reserves, Measured Mineral Resource and Indicated Mineral Resources, and Inferred Mineral Resources are, to a large extent, based upon detailed geological and engineering analysis. Further, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. At this time, other than Tucano, the Company’s properties do not have defined Mineral Reserves. Due to the uncertainty of Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will ever be upgraded to either Measured Mineral Resources or Indicated Mineral Resources or to Proven Mineral Reserves or Probable Mineral Reserves.

     Because mines have limited lives, the Company must continually replace and expand its Mineral Reserves (for Tucano) and Resources as production continues. The life-of-mine estimates for the Company’s mines may not be correct. The ability of the Company to maintain or increase its annual production of metals and the Company’s future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production, to expand Mineral Reserves and Resources at existing mines, and on the costs and results of continued exploration and potential development programs. The inability to identify Mineral Reserves and Resources in quantities sufficient to bring a mineral property into production, or to extend the existing life of mine, may result in the write down of the value of the mineral property.

Risks Associated with the Coricancha Acquisition

     The Company completed the acquisition of Coricancha on June 30, 2017. The Company’s decision to acquire Coricancha was subject to a number of assumptions, including anticipated exploration results, the expected cost and timing of restarting operations, anticipated processing and production rates that may be achieved at Coricancha upon reactivation, the working capital position of Coricancha at closing, the ultimate cost of reclaiming legacy tailings facilities, potential increases to the Coricancha resource base, the anticipated cost of the mine closure bond, the indemnification obligations of Nyrstar Coricancha SA (“Nyrstar”) under the share purchase agreement for the acquisition of Coricancha, and current environmental conditions and liabilities at Coricancha. While Nyrstar, as the former owner of Coricancha, has agreed to indemnify the Company with respect to certain reclamation costs, these indemnification obligations are capped. While the Company presently believes the ultimate reclamation costs will be less than amount of the indemnity cap, there is no assurance that this will be the case. In addition, there may be disagreements between the Company and Nyrstar as to the amount of Nyrstar’s indemnification obligations under the share purchase agreement. Furthermore, under the share purchase agreement, Nyrstar is responsible for maintaining a US$9.7 million mine closure bond until June 30, 2020 in relation to the reclamation of legacy tailings at Coricancha. If a decision to permanently close Coricancha is made prior to this date, Nyrstar has agreed to fund the Company US$9.7 million in relation to closure costs, and the Company will be responsible for any costs in excess of this amount. If no decision to permanently close Coricancha is made prior to June 30, 2020, Nyrstar will be released from its obligation of maintaining the mine closure bond, and the Company will be responsible for all mine closure bond requirements at Coricancha from that date forward.

     If any of these assumptions prove incorrect, the Company may not be able to achieve profitable operations at Coricancha. The acquisition of Coricancha is subject to a number of risks that may result in a materially adverse impact on the Company, including potential political risks involving the Company’s operations in a foreign jurisdiction, technical and operational difficulties that may be encountered with reactivation of Coricancha, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in Mineral Resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, unanticipated increases in the cost of the tailings reclamation, increased mine closure costs and related bond requirements, and the other risks and uncertainties described elsewhere in this Prospectus, any of which could have a material adverse impact on the Company and its results of operations.

     In addition, although the Company has completed a technical report in the form of a PEA at Coricancha and is currently completing a BSP to confirm the assumptions of the technical report prior to deciding whether to place the mine into production, the Company will not conduct a Pre-Feasibility Study or Feasibility Study in connection with its decision. Mineral properties that are placed into production without the benefit of a Feasibility Study have historically had a higher risk of failure. There is no assurance the Company will achieve any particular level of production at Coricancha or that operations there will be profitable.

Risks Associated with Tucano

     In addition to the risk factors included in this Prospectus, the following are additional risk factors in respect of Tucano following the acquisition of Beadell by the Company that are to be considered:

Financing Risks Associated with Tucano

     There can be no assurance that the Company will be able to secure the funds necessary to finance the optimization and further development of Tucano in a manner that will increase value to shareholders. In addition, Tucano will have significant working capital needs, given its production profile with a much greater proportion of production in the second half of the year.

     Substantial expenditures will be required to optimize, develop and to continue with the exploration of Tucano and near-mine exploration targets. In order to explore and develop Tucano, the Company may be required to expend significant amounts for, among other things, geological, geochemical and geophysical analysis, drilling, assaying, and, if warranted, further mining and infrastructure feasibility studies. The Company may not benefit from any of these investments if it is unable to identify commercially exploitable mineralized material. If successful in identifying new Mineral Reserves, it may require additional capital to construct infrastructure necessary to extract recoverable metal from those Mineral Reserves.

     The ability of the Company to achieve sufficient cash flows from internal sources and obtain necessary funding through equity financing, joint ventures, debt financing, or other means, depends upon a number of factors, including the state of the worldwide economy and the price of gold, silver and other metals. The Company may not be successful in achieving sufficient cash flows from internal sources and obtaining the required financing as and when needed for these or other purposes on terms that are favorable to it or at all, in which case its ability to continue operating may be adversely affected. Failure to achieve sufficient cash flows and obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development and may cause the Company to forfeit rights in some or all of its properties or reduce or terminate some or all of its planned operations.

Exploration and Development Risks Associated with Tucano

     The Company has stated its intention to invest in the near-mine and regional exploration of Tucano to extend the life of mine and search for other mineral deposits in the concession area. These plans will require significant capital and resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production.

     The marketability of minerals acquired or discovered by the Company with respect to Tucano may be affected by numerous factors that are beyond the control of the Company and that cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

     The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the mineral exploration and development activities of the Company at Tucano will result in additional discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations at Tucano will, in part, be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.

     Substantial expenditures are required to establish Mineral Reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

     Beadell’s Mineral Reserves and Resources for Tucano will be updated in the future and are likely to change during that process

     The Mineral Reserve and Resource estimates for Tucano will be updated in the future and will change during that process. Factors that will influence these changes may include, but not be limited to, ongoing depletion from mining activities, changes to the Mineral Reserve and Resource modelling parameters, and additional drilling information. The overall impact of these updates is uncertain; however, Great Panther anticipates that it may result in a reduction of the Mineral Reserve and Resource figures reported by Beadell to the ASX on December 4, 2018.

Great Panther may not have discovered undisclosed liabilities of Beadell

     In the course of the due diligence review of Beadell that Great Panther conducted prior to the execution of the Scheme Implementation Deed for the acquisition of Beadell, Great Panther may not have discovered, or may have been unable to quantify, undisclosed liabilities of Beadell and its subsidiaries and the Company will not be indemnified for any of these liabilities. If Beadell has undisclosed liabilities, the Company as a successor owner may be responsible for such undisclosed liabilities. Such undisclosed liabilities could have an adverse effect on the business, results of operations, financial condition and cash flows of the Company and on the value of the Company’s common shares.

Ability to service debt

     Great Panther has historically not had any material debt. However, after having acquired Beadell, Great Panther has assumed certain indebtedness of Beadell as described elsewhere in this Prospectus. Great Panther’s ability to service this debt and other obligations will depend on its future performance and cash flows which to a certain extent are subject to general economic, financial, competitive, legislative, regulatory and other factors, including the price of gold, silver and other metals, many of which are beyond its control. Great Panther’s historical financial results have been, and future financial results will continue to be, subject to fluctuations. Cash flows can vary, and the Company’s business may not generate sufficient cash flow from operations to enable it to satisfy its debt and other obligations. Any inability to secure sufficient debt funding (including to refinance on acceptable terms) or to service its existing and new debt may have a material adverse effect on Great Panther’s financial performance and prospects.

Litigation risk

     All industries, including the mining industry, are subject to legal claims, with and without merit. The Company and its subsidiaries are subject to legal disputes and may become involved in additional legal disputes in the future. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding may have a material effect on the Company’s financial position or results of operations.

     The Company is and will be subject to governmental and regulatory investigations, administrative, civil and/or criminal claims, lawsuits and other proceedings in the ordinary course of its business. In Brazil, administrative, civil and criminal liabilities are independent and cumulative under Brazilian legislation. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in regulatory actions and litigation, the difficulty of predicting decisions of regulators, judges and juries and the possibility that decisions may be reversed on appeal.

     The Company’s Brazilian subsidiaries that own Tucano are subject to various litigation claims. These litigation claims include, but are not limited to (i) litigation claims for numerous governmental assessments related to indirect taxes and labour disputes associated with former employees and contract labour, (ii) claims for environmental damages relating to damage caused by a previous owner of Tucano, and (iii) civil actions filed by the Brazilian Federal Public Prosecutor in respect of damages to archaeological sites. In preparing its financial statements, the Company is required to make assessments as to whether the likelihood of loss from these litigation claims is probable or not, and consults with its Brazilian legal counsel in making these determinations. To the extent that the likelihood of loss is not considered probable, the Company does not recognize a liability in its financial statements. There is a risk that the Company’s assessment of likelihood of loss may be incorrect and that liability will be incurred in connection with a litigation claim when management has previously considered the likelihood of loss to be not probable but the litigation is resolved in an unfavourable or unanticipated manner. In this event, the Company may be required to pay a liability in respect of the litigation claims even where no liability had been recorded in its financial statements.

     The legal system in Brazil has inherent uncertainties that could limit the legal protections available to the Company. These include (i) inconsistencies between and within laws; (ii) limited judicial and administrative guidance on interpreting Brazilian legislation, particularly that relating to business, corporate and securities laws; (iii) substantial gaps in the regulatory structure due to a delay or absence of enabling regulations; (iv) a lack of judicial independence from political, social and commercial forces; (v) corruption; (vi) bankruptcy procedures that are subject to abuse, and (vii) a lack of objective criteria for determining compensatory damages or for the arbitration of collective moral damages, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects. These factors could result in management’s assessment of probability of loss relating to these litigation claims being underestimated in connection with the preparation of the Company’s financial statements. Furthermore, it may be difficult to obtain swift and equitable enforcement of a foreign judgement, or to obtain enforcement of a Brazilian judgement by a court of another jurisdiction, which could result in unanticipated liabilities which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects. In addition, under Brazilian law, liability for environmental damage caused by prior owners of a property may be extended the current owners of a property, and accordingly, the Company’s Brazilian subsidiaries may be held liable for environmental damage caused by the prior owners of Tucano.

     Management is committed to conducting business in an ethical and responsible manner, which it believes will reduce the risk of legal disputes. However, there can be no assurances that the outcomes of these litigation disputes will not have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Corruption and fraud in Brazil relating to ownership of real estate

     Under Brazilian law, real property ownership is normally transferred by means of a transfer deed, and subsequently registered at the appropriate real estate registry office under the corresponding real property record. There are uncertainties, corruption and fraud relating to title ownership of real estate in Brazil, mostly in rural areas. In certain cases, a real estate registry office may register deeds with errors, including duplicate and/or fraudulent entries, and, therefore, deed challenges frequently occur, leading to judicial actions. Property disputes over title ownership are frequent in Brazil, and, as a result, there is a risk that errors, fraud or challenges could adversely affect the Company’s ability to operate, although ownership of mining rights are separate from ownership of land.

     Restrictions to the acquisition of rural properties by foreign investors or Brazilian companies under foreign control

     Non-resident individuals and non-domiciled foreign legal entities are subject to restrictions for the acquisition or lease for agricultural purpose (“arrendamento”) of rural properties in Brazil. Limitations also apply to legal entities domiciled in Brazil controlled by foreign investors, such as the Company’s subsidiaries through which the Company will operate in Brazil. The limitations are set forth mainly in Law No. 5,709/1971 and in Decree No. 74,965/1974.

     Until 2010, limitations imposed on the acquisition of rural property did not apply to Brazilian companies under foreign control. However, an opinion issued by the General Counsel of the Federal Government Office of Brazil significantly changed the interpretation of the applicable laws at the time. Accordingly, Brazilian companies that have the majority of their capital stock owned by foreign individuals and legal entities domiciled abroad are deemed “foreign investors” for the purposes of application of the restrictions on the acquisition of rural property in Brazil. The legality of such opinion has been and is currently being challenged, however prior challenges to the opinion have been unsuccessful.

     A foreign investor or a Brazilian company under foreign control may only acquire rural property in Brazil without breaching the aforementioned opinion if certain conditions are met, including, among others, prior approval by the Brazilian Ministries or, in certain cases, by the Brazilian Congress. Pursuant to applicable legislation, any agreements regarding the direct or indirect ownership of rural properties by foreign individuals or entities may be considered null and void, as well as any agreements regarding corporate changes which might result in indirect acquisition or arrendamento of rural lands by foreign investors. Accordingly, the Company’s ownership of any such rural properties in Brazil may be subject to legal challenges which could result in a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Termination of mining concessions

     Mining concessions may be terminated in certain circumstances. Under the laws of Brazil, Mineral Resources belong to the federal government and governmental concessions are required to explore for, and exploit, Mineral Reserves and Resources. The Company will hold mining, exploration and other related concessions in each of the jurisdictions where the Company operates and where it will carry on development projects and prospects. The concessions the Company will hold in respect of its operations, development projects and prospects may be terminated under certain circumstances. Termination of any one or more of the Company’s mining, exploration or other concessions could have a material adverse effect on the Company’s financial condition or results of operations.

     In Brazil, the Company holds many mining and exploration tenements across a wide area at different stages of exploration. These tenements are at various stages of advancement under Brazilian mining law progressing from initial applications for exploration, to exploration licenses and ultimately to mining concessions. It is a condition of the Company’s continued rights to these tenements that the Company continue to advance exploration and development of these tenements through to the point where a mining concession is granted. To the extent that the Company does not advance exploration efforts sufficiently to allow the Company to maintain these exploration tenements, the Company will lose its rights to these tenements. The Company’s ability to continue to advance these tenements will depend on the Company’s ability to secure agreements with numerous state and federal government agencies, including but not limited to national mining agency (ANM) the landless agricultural residents agency (INCRA), the indigenous peoples’ affairs foundation (FUNAI), the department of defense, the Amapa state environmental institute (IMAP), and the Amapa state environmental secretariat (SEMA). The agreements that will be required will be dependent upon the stage of exploration of the tenement. Failure to achieve agreement with one or more agency may not allow for the issuance of successive exploration and mining permits to maintain various tenements and concessions. In addition, as the Company is continually prioritizing and adjusting its exploration efforts, the Company may, from time-to-time, determine not to proceed with the advancement of certain tenements and the Company will lose its rights to these tenements. The Company may have a future opportunity to repurchase the rights to any tenements that are abandoned or lost, but this opportunity may involve a competitive process and imposition of additional obligations. Accordingly, there is no assurance that tenements that are lost may be recovered at some point in the future. As a result of the nature of the Company’s tenements in Brazil and exploration and development plans that may be subject to change, the number of tenements comprising the Tucano exploration land package will also be subject to change, and the area of this land package will likewise be subject to change.

Inflation in Brazil

     In the past, high levels of inflation have adversely affected the economies and financial markets of Brazil, and the ability of its government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation in Brazil and have created general economic uncertainty. As part of these measures, the Brazilian government has at times maintained a restrictive monetary policy and high interest rates that have limited the availability of credit and economic growth. Brazil may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in Brazil and lead to further government intervention in the economy, including interest rate increases, restrictions on tariff adjustments to offset inflation, intervention in foreign exchange markets and actions to adjust or fix currency values, which may trigger or exacerbate increases in inflation, and consequently have an adverse impact on the Company. In an inflationary environment, the value of uncollected accounts receivable, as well as of unpaid accounts payable, declines rapidly. If Brazil experiences high levels of inflation in the future and price controls are imposed, the Company may not be able to adjust the rates the Company charges the Company’s customers to fully offset the impact of inflation on the Company’s cost structures, which could adversely affect the Company’s results of operations or financial condition.

Fluctuations in the Price of Consumed Commodities

     Prices and availability of commodities or inputs consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, and reagents fluctuate and affect the costs of production at the Company’s operations. These fluctuations can be unpredictable, are beyond the control of the Company, can occur over short periods of time and may have a materially adverse impact on operating costs or the timing and costs of various projects. In the event of any interruption or failure or congestion in sources of electricity or any failure to renew or extend existing electricity supply contracts, the Company cannot assure that there will be sufficient access to alternate energy sources at the same prices and conditions that may have a material adverse effect on the Company’s business, financial condition and result of operations.

     In Brazil, Peru and Mexico, electricity shortages have occurred in the past as a result of decreased rainfall, causing reservoir and river levels to decrease and could reoccur in the future. There can be no assurance that these foreign governments’ policies will succeed in encouraging growth in power generation capacity. Future shortages, and government efforts to respond to or prevent shortages, may adversely impact the cost or supply of electricity.

Fluctuation in Foreign Currency Exchange Rates

     The Company maintains bank accounts in Canadian, US, Australian, Mexican, Brazilian and Peruvian currencies. The Company earns revenue in US dollars while its costs are incurred in local currencies such the Canadian dollar, Australian dollar, Mexican peso, Brazilian real and Peruvian sol. An appreciation of these local currencies against the US dollar will increase operating, financing and capital expenditures as reported in US dollars. A decrease of these local currencies against the US dollar will result in a loss to the Company to the extent that the Company holds funds in such currencies.

     The Company has, from time to time, used hedging instruments to manage its foreign exchange risk. Such instruments can be subject to material gains and losses.

Dependence on Key Personnel

     The Company’s success and viability depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and may impact the ability to attract and retain such personnel. The Company’s growth and viability has depended, and will continue to depend, on the efforts of key personnel. The loss of any key personnel may have a material adverse effect on the Company, its business and its financial position. The Company has employment contracts with these employees but does not have key-man life insurance. The Company provides these employees with long-term incentive compensation which generally vests over several years and is designed to retain these employees and align their interests with those of the Company’s shareholders.

Liability to Individuals Employed by Third-Party Contractors

     The Company has individuals employed by third-party contractors in Brazil, Peru and Mexico. In these foreign jurisdictions, the outsourcing of employees from third-party contractors is generally permitted as long as certain requirements are met. To the extent that such requirements are not met, the Company may be jointly liable for all mandatory employment benefits and employer payroll deductions and withholdings, and may be required to pay workers used under an outsourcing scheme with profit-sharing benefits as if they were employed directly by the Company. Moreover, the Company may be required to consider such persons employed by third-party contractors as its employees. In some cases, the contractor (that is, the Company) will be held liable on a secondary basis if the subcontracted companies do not fulfill their labour obligations. In cases where the outsourced or subcontracted companies do not pay the workers the labour sums they are entitled to, the contractor is responsible for those payments. Any such payments may have an adverse effect on the Company’s results of operation and financial condition.

     Changes to foreign labour laws may affect outsourcing, and the Company cannot predict how such changes will be further regulated and applied by local authorities and interpreted by foreign courts. It is also unpredictable how changes to foreign labour laws will impact labour market, salaries and wages in those jurisdictions. If, as a consequence of any new laws, outsourcing becomes more restrictive or costly, the Company’s cash flow may be reduced, affecting financial condition and results of operations.

     Although the Company believes that it is in material compliance with applicable foreign labour laws relating to outsourced employees, there is no assurance that any proceedings initiated by outsourced employees will be resolved in the Company’s favour and the Company will not be liable for any payments or benefits.

Reliance On Local Counsel and Advisors In Foreign Jurisdictions

     The Company holds mining properties in Brazil, Mexico and Peru. The legal and regulatory requirements in these countries with respect to conducting mineral exploration and mining activities, banking system and controls, as well as local business culture and practices are different from those in Canada and the United States. The officers and directors of the Company must rely, to a great extent, on the Company’s local legal counsel and local consultants retained by the Company in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Company’s business operations, and to assist the Company with its government relations. The Company must rely, to some extent, on those members of management and the Company’s board of directors who have previous experience working and conducting business in these countries in order to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of banking, financing, labour, litigation and tax matters in this jurisdiction. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the control of the Company and may adversely affect the Company’s business.

Conflicts of Interest of Directors and Officers

     Certain of the Company’s directors and officers may continue to be involved in a wide range of business activities through their direct and indirect participation in corporations, partnerships or joint arrangements, some of which are in the same business as the Company. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company. The directors and officers of the Company are required by law and the Company’s Code of Business Conduct and Ethics to act in the best interests of the Company. They may have the same obligations to the other companies and entities for which they act as directors or officers. The discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to these other companies and entities and, in certain circumstances, this could expose the Company to liability to those companies and entities. Similarly, the discharge by the directors and officers of their obligations to these other companies and entities could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

Concentration of Customers

     The Company sells doré and concentrates containing silver, gold, lead and zinc to metals traders and smelters. During the year ended December 31, 2018, three customers accounted for 96% of the Company’s revenues. The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue. The Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metals traders or smelters capable of purchasing the Company’s supply. However, the Company could be subject to limited smelter availability and capacity, it could face the risk of a potential interruption of business from a third party beyond its control, or it may not be able to maintain its current significant customers or secure significant new customers on similar terms, any of which may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

Risks Associated with Transportation and Storage of Doré or Concentrate

     The doré and concentrates produced by the Company have significant value and are loaded onto road and air vehicles for transport to a refinery in Brazil, smelters in Mexico or to seaports for export to smelters in foreign markets, such as Europe and Asia, where the metals are extracted. The geographic location of the Company’s operating mines in Brazil and Mexico, and air and trucking routes taken through the country to the refinery, smelters and ports for delivery, give rise to risks including doré or concentrate theft, road blocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.

Theft of Doré or Concentrate

     The Company may have significant doré and concentrate inventories at its facilities or on consignment at other warehouses awaiting shipment. The Company has experienced theft of concentrates in the past and has taken additional steps to secure its doré and concentrate, whether in storage or in transit. The Company has insurance coverage; however, recovery of the full market value may not always be possible. Despite risk mitigation measures, there remains a continued risk that theft of doré or concentrate may have a material impact on the Company’s financial results.

Illegal Activity in the Countries in which the Company Operates Could Have an Adverse Effect on Operations

     The Company’s primary mineral exploration and exploitation activities are conducted in Brazil, Mexico and Peru and are exposed to various levels of political, economic and other risks and uncertainties. These risks include but are not limited to, hostage taking, murder, illegal mining, high rates of inflation, corruption , blackmail, extortion and other illegal and organized crime activity. Corruption could affect or delay required permits, service levels by foreign officials, and protection by police and other government services.

     Mexico continues to undergo sometimes violent internal struggles between the government and organized crime groups involved in the production and distribution of illegal drugs and other unlawful activities. The number of kidnappings, violence and threats of violence throughout Mexico is of particular concern and appears to be on the rise. While the Company takes measures to protect both personnel and property, there is no guarantee that such measures will provide an adequate level of protection for the Company or its personnel. The occurrence of illegal activity against the Company or its personnel cannot be accurately predicted and could have an adverse effect on the Company’s operations.

     In January 2016, a small amount of explosives were stolen from GMC. While the Company has taken additional security measures since then, there is no assurance that theft of explosives will not occur again. Explosives are highly regulated, and any theft or loss of explosives may be subject to investigation by regulatory authorities. The regulatory authorities may elect at their discretion to exercise administrative action during or after such an investigation. Administrative action could include fines and possibly suspension of the Company’s explosives permits during an investigation period or longer, which would negatively impact the Company’s operations.

Compliance with Anti-Corruption Laws

     The Company’s operations are governed by, and involve interaction with, many levels of government in Brazil, Mexico and Peru. The Company is subject to various anti-corruption laws and regulations such as the Canadian

Corruption of Foreign Public Officials Act and the United States’ Foreign Corrupt Practices Act, each of which prohibit a company and its employees or intermediaries from bribing or making improper payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. In addition, the Extractive Sector Transparency Measures Act recently introduced by the Canadian government contributes to global efforts to increase transparency and deter corruption in the extractive sector by requiring extractive entities active in Canada to publicly disclose, on an annual basis, specific payments made to all governments in Canada and abroad. According to Transparency International, Brazil, Mexico and Peru are each perceived as having fairly high levels of corruption relative to Canada. The Company cannot predict the nature, scope or effect of future regulatory requirements to which the Company’s operations might be subject or the manner in which existing laws might be administered or interpreted.

     Failure to comply with the applicable anti-corruption laws and regulations could expose the Company and its senior management to civil or criminal penalties or other sanctions, which could materially and adversely affect the Company’s business, financial condition and results of operations. Likewise, any investigation of any alleged violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on the Company’s business, reputation, financial condition and results of operations. Although the Company has adopted policies to mitigate such risks, such measures may not be effective in ensuring that the Company, its employees or third-party agents will comply with such laws.

Acquisition Strategy

     As part of Great Panther’s business strategy, the Company has made acquisitions in the past and may seek new acquisition opportunities in the Americas. The opportunities sought by the Company include operating mines as well as exploration and development opportunities, with a primary focus on precious metals. As a result, the Company may from time to time acquire additional mineral properties or the securities of issuers which hold mineral properties. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company, and may fail to assess the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates, or to achieve identified and anticipated operating and financial synergies, and may incur unanticipated costs, diversion of management attention from existing businesses, the potential loss of the Company’s key employees or of those of the acquired business. Acquisitions may also lead to the issuance of a large number of the Company’s common shares, which would result in dilution to existing shareholders. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition. Further, to acquire properties and companies, the Company may be required to use available cash, incur debt, issue additional Securities, enter into off-take, royalty agreements or metal streaming agreements, or a combination of any one or more of these. This could affect the Company’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the price of the common shares of the Company. There may be no right for the Company’s shareholders to evaluate the merits or risks of any future acquisition undertaken by the Company, except as required by applicable laws and regulations.

Community Relations and Social License to Operate

     The Company’s relationship with the communities in which it operates is important to ensure the future success of its existing operations and the construction and development of its projects. While the Company believes its relationships with the communities in which it operates are strong, community sentiments towards mining may change. There is also an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices. Adverse publicity generated by such NGOs or others related to extractive industries generally, or its operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. In Brazil, indigenous consultation or efforts to protect the rights of indigenous groups could adversely impact the Company’s business and operations. While the Company believes that it operates in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Volatility of Share Price

     Trading prices of Great Panther’s shares may fluctuate in response to a number of factors, many of which are beyond the control of the Company. In addition, the stock market in general, and the market for precious metals producers in particular has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of the Company’s shares, regardless of operating performance.

     In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has been known to be initiated. Such litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

Substantial Decommissioning and Reclamation Costs

     The Company reviews and reassesses its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. As at March 31, 2019, the Company had recorded provisions in the amount of US$33.7 million for the estimated present value of future reclamation and remediation costs associated with the expected retirement of its mineral properties, plants, and equipment.

     The costs of performing the decommissioning and reclamation must be funded by the Company’s operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Officers and Directors Are Indemnified Against All Costs, Charges and Expenses Incurred by Them

     The Company’s articles contain provisions limiting the liability of its officers and directors for all acts, receipts, neglects or defaults of themselves and all the other officers or directors for any other loss, damage or expense incurred by the Company which happen in the execution of the duties of such officers or directors, as do indemnification agreements between the directors and officers and the Company. Such limitations on liability may reduce the likelihood of derivative litigation against the Company’s officers and directors and may discourage or deter shareholders from suing the officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

Enforcement of Legal Actions or Suits

     It may be difficult to enforce suits against the Company or its directors and officers. The Company is organized and governed under the laws of the Business Corporations Act of British Columbia, Canada and is headquartered in this jurisdiction. Primarily, all the Company’s directors and officers are residents of Canada, and all of the Company’s assets are located outside of the United States. Consequently, it may be difficult for United States investors to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons predicated solely upon such civil liabilities.

Dilution of Shareholders’ Interests as a Result of Issuance of Incentive Stock Options, Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”) to Employees, Directors, Officers and Consultants

     The Company has granted, and in the future may grant, to directors, officers, insiders, employees, and consultants, options to purchase common shares as non-cash incentives to those persons. Such options have been, and may in future be, granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX. The issuance of additional shares will cause existing shareholders to experience dilution of their ownership interests. As at July 2, 2019, there are outstanding share options exercisable into 7,684,264 common shares which, if exercised, would represent approximately 2.7% of the Company’s issued and outstanding shares as of that date.

     The Company has also granted, and in the future may grant, to directors, officers, insiders, and employees, RSUs, PSUs and DSUs as incentive awards for service to those persons. Upon settlement, these awards entitle the recipient to receive common shares, a cash equivalent, or combination thereof. The choice of settlement method is at the Company’s sole discretion. As at July 2, 2019, there are RSUs, PSUs and DSUs outstanding which could result in the issuance of up to 1,985,800 common shares. If exercised, these would represent approximately [0.7]% of the Company’s issued and outstanding shares as of that date.

     If all these incentive awards are exercised and issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of the Company’s common shares.

Dilution of Shareholders’ Interests as a Result of Issuances of Additional Shares

     Depending on the Company’s exploration, development and capital investment plans, acquisition activities, and operating and working capital requirements, the Company may issue additional common shares as a means of raising capital. In the event that the Company is required to issue additional shares or decides to enter into joint venture arrangements with other parties in order to raise financing through the sale of equity securities, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold.

Trading of the Company’s Shares May Be Restricted by the SEC’s “Penny Stock” Regulations Which May Limit a Stockholder’s Ability to Buy and Sell the Shares

     The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. The Company’s securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The penny stock rules require a broker-dealer to provide very specific disclosure to a customer who wishes to purchase a penny stock, prior to the purchase. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade the Company’s securities.

The Company Does Not Expect to Declare or Pay Any Dividends

     The Company has not declared or paid any dividends on its common stock since inception and does not anticipate paying any such dividends for the foreseeable future.

Credit and Counterparty Risk

     Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to cash and cash equivalents, trade receivables in the ordinary course of business, amounts reimbursable from Nyrstar in relation to certain reclamation costs at Coricancha, PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) input tax receivables due from the Brazilian taxation authorities, value added tax refunds primarily due from the Mexico taxation authorities, and other receivables. The Company sells and receives payment upon delivery of its gold doré and concentrates primarily through international organizations. These are generally large and established organizations with good credit ratings. Payments of receivables are scheduled, routine and received within the specific terms of the contract. If a customer or counterparty does not meet its contractual obligations, or if they become insolvent, the Company may incur losses for products already shipped and be forced to sell greater volumes of concentrate than intended in the spot market, or there may be no market for the concentrates, and the Company’s future operating results may be materially adversely impacted as a result.

Liquidity Risk

     Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. As at March 31, 2019, the Company had net working capital (current assets in excess of current liabilities) of approximately US$0.5 million, including approximately US$41 million in cash and short-term deposits, and approximately US$70 million in borrowings. As noted in previous sections, the Company has refinanced certain Beadell debt facilities and will incur additional working capital needs in respect of the Beadell acquisition and integration. The adequacy of the Company’s working capital may be affected by the refinancing of these debt facilities and whether expectations for Beadell’s working capital requirements are not exceeded. In addition, further acquisitions or significant change in capital plans could significantly change the cash and working capital required by the Company.

Internal Control over Financial Reporting

     The Company documented and tested its internal control procedures during its most recent fiscal year in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal control over financial reporting. For the year ended December 31, 2018, the Company qualified as an “emerging growth company” under the United States Securities Exchange Act of 1934 and therefore is eligible to forego the requirements for independent assessment of its internal control procedures under SOX. Notwithstanding, the Company has undergone an independent assessment of its internal control procedures under SOX for the year ended December 31, 2018 by its independent auditors, but to the extent it retains its “emerging growth company” status, may not do so in future periods.

     The Company may fail to achieve and maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal controls over financial reporting are effective. The Company’s failure to maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the securities laws currently applicable to the Company.

     No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgment. The challenges involved in implementing appropriate internal controls over financial reporting will likely increase with the Company’s plans for ongoing development of its business and this will require that the Company continues to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with SOX.

Climate Change

     Extreme weather events (for example, prolonged drought, or the increased frequency and intensity of rainfalls and storms) have the potential to disrupt the Company’s operations and the transportation routes that the Company uses. The Company’s ability to conduct mining operations depends upon access to the volumes of water that are necessary to operate its mines and processing facilities. Changes in weather patterns and extreme weather events, either due to normal variances in weather or due to global climate change, could adversely impact the Company’s ability to secure the necessary volumes of water to operate its facilities.

     Increased precipitation, either due to normal variances in weather or due to global climate change, could result in flooding that may adversely impact mining operations and could damage the Company’s facilities, plants and operating equipment. Coricancha has in the past experienced damage from flooding during periods of excessive rain.

     Accordingly, extreme weather events and climate change may increase the costs of operations and may disrupt operating activities, either of which would adversely impact the profitability of the Company.

     National policies and internal regulations regarding climate change may affect the Company’s operations in Brazil, Mexico and Peru. The ratification of the Paris Agreement in 2016 increased international pressure for the establishment of a global carbon price, and on companies to adopt carbon-pricing strategies. The pricing of greenhouse gas emissions may impact the Company’s operational costs, mainly through higher price for fossil fuels, as mining is an energy intensive industry.

Risks Related to Future Offerings

There is no existing trading market for the Warrants, Subscription Receipts, Debt Securities or Units.

     There is no existing trading market for the Warrants, Subscription Receipts, Debt Securities or Units. As a result, there can be no assurance that a liquid market will develop or be maintained for those Securities, or that a purchaser will be able to sell any of those Securities at a particular time (if at all). The Company may not list the Warrants, Subscription Receipts, Debt Securities or Units on any Canadian or U.S. securities exchange.

Future Sales May Affect the Market Price of the Common Shares.

     In order to finance future operations, the Company may determine to raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. The Company cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Company’s Common Shares. These sales may have an adverse impact on the market price of the Company’s Common Shares.

Great Panther’s management will have substantial discretion concerning the use of proceeds.

     Great Panther’s management will have substantial discretion concerning the use of proceeds of an offering under any Prospectus Supplement as well as the timing of the expenditure of the proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any offering of Securities under any Prospectus Supplement. Management may use the net proceeds of any offering of Securities under any Prospectus Supplement in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.

The Company is a Canadian Company and Shareholder Protections Differ From Shareholder Protections in the United States and Elsewhere.

     The Company is organized and exists under the laws of British Columbia, Canada and, accordingly, is governed by the Business Corporations Act (British Columbia) (the “BCBCA”). This BCBCA differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers and similar arrangements, takeovers, shareholders’ suits, indemnification of directors and inspection of corporation records.

The Company is a Foreign Private Issuer Within the Meaning of the Rules Under the Exchange Act, and As Such is Exempt From Certain Provisions Applicable to United States Domestic Public Companies.

     Because the Company is a “foreign private issuer” under the U.S. Exchange Act, it is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

  the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

  the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the U.S. Exchange Act;

  the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  the selective disclosure rules by issuers of material non-public information under Regulation FD.

     The Company is required to file an annual report on Form 40-F with the United States Securities and Exchange Commission within three months of the end of each fiscal year. The Company does not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements. For so long as the Company chooses to only comply with foreign private issuer requirements, the information it is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

CERTAIN INCOME TAX CONSIDERATIONS

     The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors described therein of acquiring Securities.

     The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of Securities by an initial investor who is a “U.S. person” (within the meaning of the United States Internal Revenue Code), if applicable, including, to the extent applicable, any such consequences relating to Securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or other special terms.

LEGAL MATTERS

     Certain legal matters relating to the Securities offered by this Prospectus will be passed upon for the Company by McMillan LLP with respect to matters of Canadian and United States securities laws.

INTEREST OF EXPERTS

     Information relating to the Company’s mineral properties incorporated by reference in this Prospectus has been derived from (1) the technical report entitled “NI 43-101 Technical Report Summarizing the Preliminary Economic Assessment of the Coricancha Mine Complex” dated July 13, 2018 (the “Coricancha Mine Report”), (2) the technical report entitled “Mineral Resource and Reserve Update for the Tucano Gold Mine” dated October 31, 2018 (the “Tucano Mine Report”), (3) the technical report entitled “NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcón and Santa Rosa Projects” dated February 20, 2017 (the “2017 GMC Report”), (4) the technical report entitled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine and San Ignacio Mine, Guanajuato State, Mexico” dated February 28, 2018 (the “2018 GMC Report”), and (5) the technical report entitled “NI 43-101 Report on the Topia Mine Mineral Resource Estimates, as of July 31, 2018” dated February 28, 2019 (the “Topia Technical Report”) which have been prepared by the Qualified Persons named below and this information has been included in reliance on the expertise of these Qualified Persons:

  Ronald Turner, MAusIMM CP(Geo), an independent Qualified Person, who co-authored the Coricancha Mine Report;

  Daniel Saint Don, P.Eng., an independent Qualified Person, who co-authored the Coricancha Mine Report;

  Jeffrey Woods, P.E., an independent Qualified Person, who co-authored the Coricancha Mine Report;

  Brian Richard Wolfe, MAIG, an independent Qualified Person, who co-authored the Tucano Mine Report;

  Nigel Arthur Spicer, C.Eng., MIMMM, an independent Qualified Person, who co-authored the Tucano Mine Report;

  Marcelo Antonio Batelochi, MAusIMM (CP), an independent Qualified Person, who co-authored the Tucano Mine Report;

  Ruy Lacourt Rodrigues, SME-RM, an independent Qualified Person, who co-authored the Tucano Mine Report;

  Juan Jose Moreno Dellepiane, MIEAust, CPEng., an independent Qualified Person, who co-authored the Tucano Mine Report;

  Peter Robin O’Bryan, MAusIMM (CP), an independent Qualified Person, who co-authored the Tucano Mine Report;

  Raymond Henry Walton, P.Eng., an independent Qualified Person, who co-authored the Tucano Mine Report;

  Gary Methven, P.Eng., an independent Qualified Person, who co-authored the Tucano Mine Report;

  Robert F. Brown, P. Eng., a non-independent Qualified Person, who authored the 2017 GMC Report and the Topia Technical Report; and

  Matthew C. Wunder, P. Geo., a non-independent Qualified Person, who authored the 2018 GMC Report.

     Based on information provided by the relevant persons, and except as otherwise disclosed in this Prospectus, none of the persons or companies referred to above has received or will receive any direct or indirect interests in the Company’s property or the property of an associated party or an affiliate of the Company or have any beneficial ownership, direct or indirect, of the Company’s securities or of an associated party or an affiliate of the Company. The Company understands that, after reasonable inquiry and as at the date hereof, the experts listed above as a group, beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares of the Company.

AUDITORS

     The auditors of the Company are KPMG LLP of Vancouver, British Columbia. KPMG LLP is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

     The auditors of Beadell are KPMG of Perth, Australia. KPMG is independent with respect to Beadell in accordance with the Australian Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (Australia).

TRANSFER AGENT AND REGISTRAR

     Computershare Investor Services Inc., at its Vancouver office located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, is the transfer agent and registrar for the Common Shares.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     This Prospectus is part of the Registration Statement on Form F-10 that it has filed with the SEC. This Prospectus does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. You should refer to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Company’s securities.

     The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

     You may read any document that the Company has filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents that the Company has filed with the SEC’s EDGAR system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company’s profile on the SEDAR website at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     In addition to the documents specified in this Prospectus under “Documents Incorporated by Reference”, the following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part:

1.	the documents set out under the heading “Documents Incorporated by Reference”;

2.	the consents of the Company’s auditor, Beadell’s auditor, legal counsel and technical report authors; and

3.	the powers of attorney from the directors and certain officers of the Company.

     A copy of the form of any warrant indenture or subscription receipt agreements, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with or furnished to the SEC under the U.S. Exchange Act.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

     The Company is a corporation existing under the Business Corporations Act (British Columbia). All of the Company’s directors and officers, and all of the experts named in the Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of the Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Securities who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

     The Company has been advised by its Canadian legal counsel, McMillan LLP, that a judgement of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgement was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by McMillan LLP, however, that there is substantial doubt that whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

     The Company has filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Corporation Service Company as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning the offering of the securities under the Prospectus.

CONTRACTUAL RIGHTS OF RECISSION

     In addition to statutory rights of withdrawal and rescission, original purchasers of Warrants (if offered separately from other Securities) and Subscription Receipts will have a contractual right of rescission against the Company in respect of the exercise of such warrant or subscription receipt, as the case may be.

     The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the warrant or subscription receipt (or units comprised partly thereof), as the case may be, the amount paid upon exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the warrant or subscription receipt under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant or subscription receipt under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

     Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a Prospectus misrepresentation is limited to the amount paid for the security that was purchased under a Prospectus, and therefore a further payment at the time of exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.